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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                      ------------------------------------



                                  FORM 10-SB/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                      ------------------------------------



                     AMERICAN INTERNATIONAL INDUSTRIES, INC.
                 (Name of Small Business Issuer in its Charter)



                NEVADA                                   88-0326480
     (State or other jurisdiction                    (I.R.S. Employer
          of incorporation or                      Identification Number)
             organization)



          601 CIEN ROAD, SUITE 235
                 KEMAH, TEXAS                                77565
   (Address of principal executive offices)                (Zip Code)


                                 (281) 334-9479
                           (Issuer's telephone number)



Securities to be registered under Section 12(b) of the Act:


               TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH
               TO BE SO REGISTERED             EACH CLASS IS TO BE REGISTERED

                       None                                None


Securities to be registered under Section 12(g) of the Act:


                                  COMMON STOCK
                                (Title of Class)


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     All references to American International Industries, Inc. common stock reflect a three for one common stock split in July 1996.


                                     PART I



ITEM 1.   DESCRIPTION OF BUSINESS




         Some of the statements contained in this Form 10-SB/A for American International Industries, Inc. ("AIII" or "Company"), discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. The term "AIII" or the "Company" refers to American International Industries, Inc. or to American International Industries, Inc. and its consolidated subsidiaries, as applicable. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Important factors that may cause actual results to differ from projections include, for example:


         - the success or failure of management's efforts to implement their business strategy;

         - the ability of the Company to raise sufficient capital to meet operating requirements;

         - the ability of the Company to protect its intellectual property rights;

         - the ability of the Company to compete with major established companies;

         -   the effect of changing economic conditions;

         - the ability of the Company to attract and retain quality employees; and

         -   other risks which may be described in future filings with the SEC.


GENERAL


         American International Industries, Inc. is a Nevada corporation which began conducting its current operations in September 1996, when it made its first acquisition. The Company is a holding company currently operating six subsidiaries:

         - Acqueren, Inc. (whose sole business operating entity is Northeastern Plastics Inc. which is a supplier of automotive after-market products and consumer durables),

         - Brenham Oil & Gas, Inc. (an owner of an oil and gas royalty interest),

         - Har-Whit/Pitt's & Spitt's, Inc. (a manufacturer and distributor of barbeque pits and a custom sheet metal fabricator),

         - Modern Film Effects, Inc., doing business as, Cinema Research Corporation, (a provider of optical title and credits services and digital special effects for the motion picture industry),

         - Texas Real Estate Enterprises, Inc. (which owns certain undeveloped real estate in Harris, Galveston, and Chambers counties in Texas, some of which is held by its wholly-owned subsidiary Midtowne Properties, Inc.), and

         - Marald, Inc., doing business as, Unlimited Coatings, and Tough Truck and Accessories, Inc., doing business as, Armor linings (which provide spray-on bed liners as well as other related products).

The Company's long-term strategy is to expand the operations of each of its subsidiaries in their respective fields.

         The Company encounters substantial competition, in each of its product and service areas, with businesses producing the same or similar products or services, or with businesses producing different products designed for the same uses. Such competition is expected to continue. Depending on the particular market involved, the Company's

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businesses compete on a variety of factors, such as price, quality, delivery, customer service, performance, product innovation and product recognition. Other competitive factors for certain products include breadth of product line, research and development efforts and technical and managerial capability.





         AMERICAN INTERNATIONAL INDUSTRIES, INC.

         In September 1994, the Company was incorporated in Nevada under the name Black Tie Affair, Inc. for the purposes of engaging in catering services. In July 1996, an unaffiliated group of investors purchased shares of Company common stock constituting 90% of the outstanding shares of Black Tie Affair, Inc. This group changed the name of the Company to Pitts and Spitts of Texas, Inc., and acquired Pitt's & Spitts, Inc. and Har-Whit, Inc. in September 1996. In September and October 1997, a new investor group ("1997 Group") including Mr. Daniel Dror, Sr., gained control of the Company through the following arms-length negotiated transactions with the Company and unaffiliated third parties: (i) Elk International Corporation, Ltd., an entity controlled by Mr. Dror's brother, purchased 5,000,000 shares of Company common stock at a purchase price of $0.03 per share from the Company, received an option to purchase 2,000,000 shares of Company common stock at an exercise price of $0.02 per share from the Company, and purchased 1,200,000 shares of Company common stock at a purchase price of $0.03 per share from an individual (Mr. Dror has never owned any shares of Elk International Corporation, Ltd., nor has he ever served as an officer or director of such entity), (ii) Jack Talan, currently a director of the Company, purchased 500,000 shares of Company common stock from the Company at a purchase price of $0.10 per share, and (iii) Daniel Dror & Company, Inc., controlled by Mr. Dror, purchased 200,000 shares of Company common stock at a purchase price of $0.03 per share from an individual. At the closing of this transaction, the sole operating entities of the Company were its two subsidiaries Pitt's & Spitt's, Inc. and Har-Whit, Inc. This group elected a new board of directors, appointed current management, and appointed Mr. Dror chairman of the board and chief executive officer. In December 1997, the name of the Company was changed to Energy Drilling Industries, Inc., and in June 1998, the Company changed its name to American International Industries, Inc.


         In January 1998, the Company amended its Articles of Incorporation to increase its authorized common shares to 100,000,000 and to authorize 10,000,000 preferred shares. In September 1998, the Company amended its Articles of Incorporation to increase its authorized common shares to 200,000,000 ("Common Stock"). The Company is located at 601 Hanson Road in Kemah, Texas 77565. Its telephone number is (281) 334-4764.



         As of July 15, 1999, the Company, excluding its subsidiaries, employed seven persons, on a full-time basis, none of which are covered by a collective bargaining agreement.


         HAR-WHIT/PITT'S & SPITT'S, INC.

         In September 1996, prior to the 1997 Group gaining control of AIII, the Company purchased all of the capital stock of Pitt's & Spitt's, Inc., a Texas corporation, incorporated in December 1989, and Har-Whit, Inc., a Texas corporation, incorporated in January 1975, for 2,527,000 shares of Common Stock and $500,000 in exchange for non-compete agreements with the previous owners. Messrs. Hartis and Whitworth, two of the prior owners of the above corporations who served as directors for fiscal year 1998, each received 631,750 shares of Common Stock and $250,000 in connection with the acquisitions. In August 1998, Pitt's & Spitt's, Inc. was merged into Har-Whit, Inc., which subsequently changed its name to Har-Whit/Pitt's & Spitt's, Inc. ("Har-Whit"). Har-Whit is located at 14221 Eastex Freeway in Houston, Texas 77032. Its telephone number is
(281) 442-5013.

         BRENHAM OIL & GAS, INC.

         In December 1997, the Company purchased all of the capital stock of Brenham Oil and Gas, Inc., a Texas corporation, incorporated in November 1997 ("Brenham"), for 6,000,000 shares of Common Stock from Daniel Dror II 1976 Trust. Mr. Dror is the trustee of the Daniel Dror II 1976 Trust, but he has no financial interest in such trust, the sole beneficiary being Mr. Dror's son. Brenham's sole asset is an oil and gas royalty interest which was purchased by the Daniel Dror II 1976 Trust prior to December 1995. The purchase price was based on the discounted estimated cash flows from the royalty interest over a five-year period. While no independent valuation appraisal was conducted, management believes the terms of the purchase were fair and reasonable based on such cash flows. Brenham is located at 601 Cien Road in Kemah, Texas 77565. Its telephone number is (281) 334-9479.

         TEXAS REAL ESTATE ENTERPRISES, INC.

In December 1997, the Company purchased all of the capital stock of Texas Real Estate Enterprises, Inc. a

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Texas corporation, incorporated in March 1996 ("TRE"), for 10,000,000 shares of Common Stock from Elk International Corporation, Ltd., which is controlled by Mr. Dror's brother. The Company also purchased G.C.A. Incorporated ("GCA") for a total consideration of 6,000,000 shares of AIII Common Stock. TRE and GCA are collectively referred to as TRE. In May 1998, the Company through TRE issued 8,000,000 shares of AIII Common Stock to Daniel Dror & Company, Inc., which is controlled by Mr. Dror, in exchange for additional property. Subsequently, Daniel Dror & Company, Inc. transferred 5,000,000 of such AIII Common Stock to Elk International Corporation, Ltd. in extinguishment of debt on this property. In June 1998, the Company through TRE purchased all of the capital stock of Midtowne Properties, Inc. for 1,100,000 shares of AIII
Common Stock, from two parties, one of which was the Daniel Dror II 1976 Trust, which received 660,000 shares of AIII Common Stock. In December 1998, because the appraisals on the properties exceeded the preliminary values of the properties as estimated by both parties to the transaction, the Company authorized the issuance of an additional 1,000,000 shares of AIII Common
Stock, of which the party with which Mr. Dror is affiliated is to receive 600,000 shares. The purchase price of TRE, GCA, Midtowne Properties, Inc., and the additional property was established based on the fair market value of the assets acquired as determined by independent, certified appraisals. Management believes the terms of the purchases were fair and reasonable based on such appraisals. TRE is located at 601 Cien Road in Kemah, Texas 77565.
Its telephone number is (281) 334-9479.

         ACQUEREN, INC.

         In June 1998, the Company entered into a purchase agreement to acquire all of the capital stock of Acqueren, Inc., a Delaware corporation, incorporated in December 1995 ("Acqueren"), which operates through its wholly-owned subsidiary Northeastern Plastics, Inc., a New York corporation, incorporated in January 1986 ("NPI"). The purchase agreement provided for the issuance of 6,750,000 shares of Common Stock to the two largest shareholders of Acqueren in exchange for approximately 55% of the outstanding capital stock of Acqueren, and provided for the remaining shareholders of Acqueren to receive approximately
25.02 shares of Common Stock for each share of Acqueren common stock exchanged (these remaining shares of Acqueren common stock had been issued pursuant to a private placement and included a warrant to purchase one share of Acqueren common stock, which is included in the above exchange). The transaction was closed effective July 1, 1998, and through July 1, 1999, the Company had exchanged shares representing a total of approximately 99% of the outstanding shares of Acqueren. Based upon the estimated fair value of the restricted common stock of AIII ($.08 per share at date of acquisition), the total purchase consideration for Acqueren was approximately $2,140,000. Management believes the terms of the acquisition were fair and reasonable being based on arms-length negotiations. NPI is located at 11601 Highway 32 in Nicholls, Georgia 31554. Its telephone number is (912) 345-2030.

         MODERN FILM EFFECTS, INC.

         In September 1998, the Company purchased all of the capital stock of Electronic Pictures California, Inc., a California corporation, incorporated in August 1997, in exchange for 1,900,000 shares of Common Stock. Electronic Pictures California, Inc. owned an option to purchase all of the capital stock of Modern Film Effects, Inc., a California corporation, incorporated in June 1962, doing business as Cinema Research Corporation, and Digital Research Corporation, a California corporation, incorporated in June 1993. In September 1998, the Company exercised such option and purchased all of the capital stock of Modern Film Effects, Inc. and Digital Research Corporation (referred to collectively as "CRC"), for 4,400,000 shares of Common Stock and options to purchase 400,000 shares of Common Stock over five years at $0.20 per share to Jordan Friedberg. In November 1998, Digital Research Corporation became a wholly-owned subsidiary of Modern Film Effects, Inc. Based upon the estimated fair value of the restricted common stock at the date of closing of $1,260,000 ($.20 per share), stock options valued at $32,000, and the discounted present value of the note payable to a selling stockholder ($303,300), the total purchase consideration was $1,595,300. Management believes the terms of the acquisitions were fair and reasonable being based on arms-length negotiations. CRC is located at 6860 Lexington Avenue in Hollywood, California 90038. Its telephone number is (323) 460-4111.


         RECENT DEVELOPMENTS

         In July 1999, the Company entered into a letter of intent with World Wide Collectibles, Inc., which has subsequently changed its name to World Wide Net, Inc. ("WWN"), to purchase all of the outstanding shares of CRC for common stock of WWN. The letter of intent contemplates that the Company will receive a majority of the outstanding shares of WWN common stock, and would continue to operate the combined business. To date, the parties have not entered into a definitive agreement, and there is no assurance that a definitive agreement will be

                                       -3-

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executed.


         In June 1999, the Company entered into an agreement to acquire all of the optical title, special effects and the scan and record operations of Pacific Title/Mirage Studios. To date, the Company has not closed the transaction.



         In March 1999 (effective January 1999), the Company purchased all of the capital stock of Marald, Inc., doing business as Unlimited Coatings ("UC"), a Texas corporation, incorporated in July 1996, in exchange for 3,500,000 restricted shares of Common Stock of AIII valued at fair market value of approximately $652,000 at $.19 per share plus a finders fee of $45,000 paid in part to a party related to Mr. Dror. In addition, under the terms of the acquisition agreement, the Company has agreed to provide chemicals at a discount to Toro Spray-On Liners, Inc. an entity partially owned by the above related party. UC, headquartered in Houston, Texas, distributes specialty chemicals to the automotive after-market and is best known for its spray-on bed-liners for trucks. UC's products, are marketed under the "Toro Liner" name. UC also markets specialty chemicals, including rustproofing, undercoating, fabric protectants, fuel additives, and performance enhancement chemicals related to the automotive after-market. The UC acquisition has been accounted for as a purchase.



         In April 1999, the Company acquired all of the outstanding shares of Tough Truck and Accessories, Inc., doing business as Armor Linings ("Armor"), a Texas corporation, incorporated in March 1996. Armor operates a facility in Houston, Texas for the application of spray-on liners for truck beds, undercoating and rust-proofing of vehicles, and wholesale and retail sales of truck accessories. Armor has established commercial applications of the coatings, which are applied for corrosion resistance and noise suppression in diverse uses. Applications include surfaces exposed to corrosive materials in chemical and refining plants, lining the interior of refuse containers (dumpsters), spraying floors and decks, and other applications where a tough surface, resistant to corrosion, moisture and wear is needed. The chemicals are supplied by UC. The Company paid cash in the amount of $132,500 plus approximately $8,000 reimbursement of certain refundable deposits and assumed approximately $91,000 related to certain equipment lease obligations. The acquisition will be accounted for as a purchase.

         In March 1999, the Company acquired a minority interest (approximately 20%) in Signal Products, Inc. (Signal), a California corporation, which owns the exclusive license to market handbags and leather accessories bearing the "Guess" trademark. Signal develops, manufactures and markets its products throughout the United States. The investment in Signal was accomplished through the issuance of 10,000,000 restricted shares of common stock of AIII, valued at fair market value of approximately $2,000,000. The shares are placed in escrow pending the completion of a business valuation of Signal. The shares will be released from escrow upon satisfactory determination of Signal's value; 5,000,000 shares to Hardee Capital Partners and 5,000,000 shares to Elk International, a related party, both of which had claims against the shares of Signal. Should the determination of the value of the Signal shares, after valuation of Signal, yield a value less than $2,000,000, the number of shares to be released from escrow shall be reduced accordingly; however, no additional shares shall be issuable should the valuation indicate a greater value. To date, the valuation of the Signal shares has not been completed.

         In November 1998, Acqueren deposited $100,000 on behalf of TRE as earnest money on a contract with a third party for the option to buy a building in downtown Houston, Texas. The earnest money deposit is included in other assets in the accompanying consolidated balance sheet at December 31, 1998. TRE exercised its option to buy the building and, in February 1999, sold such option to unrelated third parties for $600,000, realizing a gain on sale of $500,000.

BUSINESS OPERATIONS OF HAR-WHIT/PITT'S & SPITT'S, INC.

         Har-Whit is (i) a manufacturer and seller of barbeque pits and accessories, and (ii) a custom sheet metal and light structural fabrication company specializing in stainless steel and aluminum. Har-Whit began selling barbeque pits in 1983, and began its fabrication business in 1973.

         PRODUCTS AND SERVICES

         Har-Whit manufacturers ten standard styles of high quality barbeque pits that it sells at retail at prices ranging from $625 to $4,395. In addition, Har-Whit manufacturers custom barbeque pits which have been sold at prices as high as approximately $35,000. Har-Whit's barbeque pits are sold under the name "Pitt's & Spitt's," which management believes has established a reputation for quality in the industry. In addition, Har-Whit offers a number

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of related spices, sauces, accessories, cooking tools, and cookbooks in its retail showroom and, on a very limited basis, through catalogs.

         Har-Whit's custom fabrication business specializes in fabrication for commercial and industrial customers predominantly in the energy and environmental fields. Har-Whit also builds custom products for other manufacturers under sub-contract agreements, on an as needed basis, from specifications and drawings provided by the customer.


         Har-Whit's primary raw material for both its barbeque pits and custom fabrication business is steel, and its principal suppliers are Triple S-Steel Supply, Vincent Metal Goods, and White Star Steel, which are all located in Houston, Texas. To date, Har-Whit has been able to receive shipments of raw materials within 48 hours of order.


         SALES AND MARKETING

         Har-Whit distributes its barbeque pits primarily through its retail outlet in Houston, Texas, as well as through individual mail orders. Har-Whit has over the years, advertised in various publications, in addition to television and radio. Har-Whit does little advertising and primarily markets its barbeque products and custom fabrication business through limited advertising, the Internet, and word of mouth.

         Currently, Har-Whit has no contracts with distributors, no retail agreements, and no marketing plan. Management believes its ability to increase production is dependent, among other items, on its ability to increase its facilities. In addition, even if Har-Whit is able to increase production, there can be no assurance that there will be sufficient demand for its products.


         In December 1998, Har-Whit entered into an agreement with Shabang! Shopping Service ("Shabang"). Shabang hosts an online shopping service on the Internet and provides merchants with the ability to create a "virtual" store where customers can order products directly from the Internet. Har-Whit's agreement expires in December 1999 and the monthly fee paid to Shabang is approximately $300.


         COMPETITION

         Har-Whit competes against other manufacturers of barbeque pits, some of which have far greater financial, marketing, and other resources than Har-Whit. Har-Whit competes primarily on the basis of customer service and quality. Management believes its primary and most recognizable competitors in its primary sales markets are Klose Custom Barbeque Pits of Houston and Oklahoma Joe's of Oklahoma. There can be no assurance that Har-Whit will be able to successfully compete in this highly competitive marketplace.


         Har-Whit competes in its custom fabrication business primarily on the basis of quality and service. Har-Whit competes against other custom fabricators for a limited amount of fabrication business. The recent downturn in oilfield activity has increased competitive pressures, and Har-Whit intends to increase its marketing emphasis on other industries, although currently no marketing plan has been developed. Due to Har-Whit's narrow specialization in stainless and aluminum products, it competes with a relatively small number of entities. Management believes its primary and most recognizable competitors in the custom fabrication field in the Houston area are Walkup Company, Robertson Metal Fabrication, Campo Sheet Metal Works, Inc., Maudlin & Son, and Precision Metal Fab Co. There can be no assurance that Har-Whit will be able to successfully compete in this marketplace.

         EMPLOYEES

         As of July 15, 1999, Har-Whit employed thirty persons, on a full-time basis, including management, sales, office, and manufacturing employees. No employees are covered by a collective bargaining agreement. Management considers relations with its employees to be satisfactory.


         FACILITIES

         Har-Whit currently operates from one office in Houston, Texas, that it owns. In addition, Har-Whit has acquired land for expansion adjoining its current facility consisting of approximately 26,000 square feet for $28,000 and a five year note of $30,000 for future expansion. Har-Whit is planning to add an additional 9,000 square feet to the existing manufacturing facilities on this land at a cost of approximately $250,000 if sufficient funding can be obtained, to effect its business strategy of increased sales as management believes a greater demand exists for its


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products. One of AIII's primary functions is to assist its subsidiaries to raise the necessary capital to support such growth, however, there is no assurance that Har-Whit will be able to raise adequate proceeds to effectuate any expansion plans. If Har-Whit is unable to raise sufficient proceeds to fund such expansion, it will continue to operate out of its current facilities and with its current equipment. If Har-Whit is unable to fund plant expansion and purchase new production equipment, it may not be able to effectuate its business strategy of increased sales.

BUSINESS OPERATIONS OF BRENHAM OIL & GAS, INC.


         Brenham's sole asset is an oil, gas, and mineral royalty interest covering a twenty-four acre tract of land located in Washington County, Texas. The royalty interest is currently leased by Union Pacific Resources Company ("Union Pacific") for a term continuing until the covered minerals are no longer produced in paying quantities from the leased premises. Royalties on the covered minerals produced are paid to Brenham as follows: (i) for oil and other liquid hydrocarbons, the royalty is one-sixth of such production, (ii) for gas (including casinghead gas) the royalty is one-sixth of the net proceeds realized by Union Pacific on the sale thereof, less a proportionate part of ad valorem taxes and production, severance, or other excise taxes. In addition, Brenham is entitled to shut-in royalties of $1 per acre of land for every ninety-day period within which one or more of the wells on the leased premises, or lands pooled therewith, are capable of producing in paying quantities, but such wells are either shut-in or production is not being sold. Currently, Brenham is not actively seeking further royalty agreements. Brenham is operated from AIII's office in Kemah, Texas.


         COMPETITION

         Brenham's profitability is dependent on Union Pacific's ability to generate profits from the tract of land on which Brenham owns its royalty interest. The oil and gas industry is highly competitive, and Union Pacific competes against companies with substantially larger financial and other resources. Union Pacific's competitors include major integrated oil and gas companies and numerous other independent oil and gas companies and individual producers and operators. Competitive factors include price, contract terms, and types and quality of service, including pipeline distribution logistics and efficiencies, all of which may reduce any royalty payments made to Brenham.

         GOVERNMENT REGULATION


         As stated previously, Brenham's profitability is dependent on Union Pacific's profitability. As Union Pacific is regulated by various state and federal authorities, there is no assurance that Union Pacific's profitability, and therefore Brenham's profitability, will not be adversely affected. As Brenham only owns a royalty interest on the subject land it is not directly responsible for any costs in connection with environmental laws, nor is it subject to penalties for non-compliance with any such laws. Union Pacific is subject to the following governmental regulations:


         STATE REGULATION OF OIL AND GAS PRODUCTION. The State of Texas regulates the production and sale of oil and natural gas, including requirements for obtaining drilling permits, the method of developing new fields, the spacing and operation of wells and the prevention of waste of oil and gas resources. In addition, Texas regulates the rate of production and may establish maximum daily production allowable from both oil and gas wells on a market demand or conservation basis.

         ENVIRONMENTAL REGULATIONS. Union Pacific's activities are also subject to existing federal and state laws and regulations governing environmental quality and pollution control. As of March 15, 1999, Union Pacific is in compliance, in all material respects, with applicable environmental requirements. There can be no assurance that future developments, such as increasingly stringent environmental laws or enforcement thereof, will not cause Union Pacific to incur material environmental liabilities or costs, which may adversely effect its business.

         OIL PRICE REGULATION. Historically, regulatory policy affecting crude oil pricing was derived from the Emergency Petroleum Allocation Act of 1973, as amended, which provided for mandatory crude oil price controls until June 1, 1979, and discretionary controls through September 30, 1981. On April 5, 1979, President Carter directed the Department of Energy to complete administrative procedures designed to phase out, commencing June 1, 1979, price controls on all domestically produced crude oil by October 1, 1981. However, on January 28, 1981, President Reagan ordered the elimination of remaining federal controls on domestic oil production, effective immediately. Consequently, oil may currently be sold at unregulated prices.

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         GAS PRICE REGULATION. The Natural Gas Act of 1938 regulates the interstate transportation and certain sales for resale of natural gas. The Natural Gas Policy Act of 1978 ("NGPA") regulates the maximum selling prices of certain categories of natural gas and provided for graduated deregulation of price controls for first sales of several categories of natural gas. With certain exceptions, all price deregulation contemplated under the NGPA as originally enacted in 1978 has already taken place. Under current market conditions, deregulated gas prices under new contracts tend to be substantially lower than most regulated price ceilings prescribed by the NGPA.


BUSINESS OPERATIONS OF TEXAS REAL ESTATE ENTERPRISES, INC.


     TRE and its wholly-owned subsidiary Midtowne Properties, Inc. own nine tracts of land in Harris, Chambers, and Galveston counties in Texas. See "Item
2. Description of Property." TRE is operated from AIII's office in Kemah, Texas.



         All the properties owned by TRE are undeveloped commercial properties free of any mortgage obligations, however certain properties are subject to property taxes in the amount of approximately $357,000 in the aggregate. Such properties are available for sale, however, management will explore development possibilities of its properties if such possibilities are presented. At this time no development plans are being considered.


         COMPETITION

         There is intense competition among companies in the real estate investment and development business. Sales and payments on real estate sales obligations depend, in part, on available financing and disposable income and, therefore, are affected by changes in general economic conditions and other factors.

         The real estate development business and commercial real estate business are subject to other risks such as shifts in population, fluctuations in the real estate market, and unpredictable changes in the desirability of residential, commercial and industrial areas. There is no assurance that TRE will be able to compete in this market.


         EMPLOYEES


         As of July 15, 1999, TRE employed one person, its president, on a full-time basis, all other operating functions are handled by the Company's personnel.

         REGULATION

         TRE's real estate operations are subject to comprehensive federal, state, and local regulation. Applicable statutes and regulations may require disclosure of certain information concerning real estate developments and credit policies. In the future, if TRE decides to develop its properties, periodic approval is required from various agencies in connection with the design of developments, the nature and extent of improvements, construction activity, land use, zoning, and numerous other matters. Failure to obtain such approval, or periodic renewal thereof, could adversely affect the real estate development and marketing operations of TRE. Various jurisdictions also require inspection of properties by appropriate authorities, approval of sales literature, disclosure to purchasers of specific information, bonding for property improvements, approval of real estate contract forms and delivery to purchasers of a report describing the property.

         A number of states and localities have adopted laws and regulations imposing environmental controls, disclosure rules and zoning restrictions which have impacted the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect TRE. Failure of TRE to disclose environmental issues in connection with a real estate transaction may subject it to liability to a buyer or lessee of property. Property management services also could subject TRE to environmental liabilities pursuant to applicable laws and contractual obligations to property owners. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner which have not, but could adversely affect TRE. TRE's financial results for the fiscal year 1998 have not been materially impacted by its compliance with environmental laws or regulations, and no material capital expenditures relating to such compliance are planned.

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BUSINESS OPERATIONS OF ACQUEREN, INC.



         Acqueren through its wholly-owned subsidiary NPI, is a supplier of products to retailers and wholesalers (i) in the automotive after-market, and
(ii) in the consumer durable electrical products markets.


         PRODUCTS AND SERVICES


         NPI's products in the automotive after-market include a variety of booster cables sold under the brand name "Mechanix Choice" and "Bitty Booster Cable." Also supplied under the brand name "Mechanix Choice," NPI markets portable hand lamps, cord sets, and a variety of battery testers, battery repair kits, and miscellaneous battery accessories.


         The "Mechanix Choice" brand of booster cables was introduced in 1995, and its products are currently available at CSK Automotive, Family Dollar, Victor Automotive Products, Sam's Club, Caldor, and Bradlees, among others. NPI's "Bitty Booster Cable" brand of booster cables are currently distributed in the automotive aftermarket and through well established food and drug retail channels.

         NPI's consumer durable electrical products include flood light kits, clamp on lamps, household extension cords, tri-tap extension cords, heavy duty extension cords, night lights, and surge protection devices. All of NPI's consumer durable electrical products are UL Listed.

         Beginning in late 1996, management changed its business strategy, and began to target what it believed to be the less competitive food and drug and variety retail industry. By adding more food and drug related items such as power strips, multiple outlet devices, cord sets, and night lights, NPI has been able to enter the consumer durables market at such locations as Family Dollar Stores, Bills Dollar Stores, and Dollar Tree Stores.

         Currently, virtually all of NPI's products are manufactured overseas. NPI's products are manufactured based on NPI's specifications and design. Since 1995, NPI has changed all but one of its overseas suppliers, and as a result management believes it has been able to reduce purchasing costs and increase product quality. Currently, NPI has no long-term agreements with any overseas or domestic manufacturers for its products, but relies on management's personal contacts with such manufacturers in renewing its present agreements. There is no assurance that NPI will be able to renew its present agreements with manufacturers on terms economically favorable to NPI, if at all. The inability of NPI to renew its agreements on economically favorable terms will have a material adverse effect on NPI.


         NPI orders the materials for its principal products from the following manufacturers: Apollo Wire and Cable supplies NPI's electrical cord sets; Longqou Dongli Wire and Cable supplies NPI's booster cables; Rite Tech supplies NPI's surge strips; and Dashing Electric supplies NPI's night lights. To date, NPI has typically received shipments from the above suppliers within 8-10 weeks of order. Management believes that if NPI should be unable to utilize any of the above suppliers, it would be able to find alternative suppliers on comparable terms.


         SALES AND MARKETING

         Currently, NPI has no agreements with distributors, wholesalers, or retailers, but sells its products from its warehouse through the use of independent sales agents and through its in-house personnel. NPI contracts with agents, which are responsible for contacting potential customers and clients in a pre-determined sales area. NPI provides these agents with manuals, brochures, and other promotional materials which are used in the selling process. After sales are completed through the use of an agent, NPI directly bills the customer, and all payments are made directly to NPI. Agents are compensated solely on a commission basis, calculated on the net sales price of products which are invoiced to customers. No commissions are paid until NPI receives payment from customers.

         NPI also sells a substantial portion of its products under a customer friendly direct import program ("D/I program"). The D/I program offers NPI customers the additional services of arranging for overseas manufacturing and delivery to overseas freight forwarders. NPI can also arrange for the complete turn key deliveries of its products to its customers place of business in the United States. Under a turn key D/I program, NPI arranges, at an additional cost to its customers, on site factory inspections of the goods prior to the container loading, ocean and domestic freight services, customs and brokerage services, as well as container unloading at the customer's facility. NPI's direct import sales are primarily guaranteed through a customer irrevocable bank letter of credit issued by the customer. Currently, management estimates that over one half of sales are made through the use of its D/I program.

Management believes the D/I program provides to its customers the most cost effective means of obtaining large volumes of products. The average volume of NPI's direct import shipments are substantially larger than its warehouse shipments (management estimates that D/I program orders average a minimum of $40,000 to a high of $1,200,000, as compared to warehouse shipments which average $1,200), however, NPI is unable to realize the same gross profit margins on D/I program orders, as compared to warehouse shipments. Management estimates that D/I program gross profit margins range from a low of 8% to a high of 19%, while the gross profit margins on its warehouse sales range from a low of 19% to a high of 40%.

         NPI has chosen not to target several of the larger retailers in the consumer market such as Home Depot, Lowes, Builders Square, Wal-Mart, K-Mart, and Ace Hardware due to its capital limitations and due to the extreme competitive market conditions for such accounts. While there is no assurance, management believes it will be able to increase margins by focusing solely on smaller and mid-market retailers which management believes have been ignored by larger producers.


         In fiscal year 1998, Family Dollar Stores, West Coast Liquidations, and Consolidated Stores accounted for a large amount of NPI's revenues. There is no assurance that NPI will be able to retain these customers, and the loss of any of these customers may have an adverse effect on NPI.





         In December 1998, NPI entered into an agreement with Shabang! Shopping Service. Shabang hosts an online shopping service on the Internet and provides merchants with the ability to create a "virtual" store where customers can order products directly from the Internet. NPI's agreement expires in December 1999 and the monthly fee paid to Shabang is approximately $350.

         COMPETITION


         In the safety products category of the automotive after-market, of which a substantial portion of NPI's products fall, NPI competes against a large number of suppliers many of which have far greater financial resources than NPI. In addition, management has seen little movement between suppliers at major national retailers, and as such, NPI's ability to increase market share will be limited. Management believes its primary competitors in the safety products market include General Cable, Coleman Cable, East Penn, Champion, and many other producers and importers. Based on current sales, management believes its market share of this safety products category to be approximately 4%. There can be no assurance that NPI will be able to successfully compete in this marketplace.



         In the consumer durables electrical products market, NPI competes against a large number of suppliers many of which have far greater financial resources than NPI. Management believes its primary competitors in the consumer durables market include Pacific Electricord Company, Woods Wire, General Cable, Coleman Cable, and various other producers. Based on current sales, management believes its market share of the consumer durables electrical product market to be approximately 1.4%. There can be no assurance that NPI will be able to successfully compete in this marketplace.



         Price is a highly significant factor in the safety products market and the consumer durables electrical products markets. Many of NPI's products are made to industry specifications, and are therefore essentially functionally interchangeable with those of competitors. However, NPI believes that significant opportunities exist to differentiate all of its products on the basis of quality, reliability, and customer service.


         INTELLECTUAL PROPERTY


         NPI has been issued the following trademarks: "Northeastern"-TM-, expiring December 2006, "Jumpower"-TM-, expiring February 2009, "The Bitty Booster Cable"-TM, expiring August 2008, "connections with quality"-TM-, expiring October 2006, and "small enough to fit in your glove box strong enough to start your car"-TM-, expiring October 2007.


         EMPLOYEES


         As of July 15, 1999, NPI employed seven persons, on a full-time basis, including management, customer service, and warehouse employees. No employees are covered by a collective bargaining agreement. Management considers relations with its employees to be satisfactory.

         FACILITIES

         NPI currently operates from one facility in Nicholls, Georgia. Its facility is 30,000 square feet and is leased for $3,275 per month. The lease expires in October 1999 and NPI has the option to renew such lease for an additional two-year period with the monthly lease payments increased based on the consumer price index.

BUSINESS OPERATIONS OF MODERN FILM EFFECTS, INC.

         Modern Film Effects, Inc. consists of two divisions, Cinema Research Optical and Title and Cinema Research Digital, which together provide full technical, optical, and digital services for motion pictures, television, commercial, and industrial producers, directors, editors, special effects supervisors, and title designers. CRC's two divisions are distinct California corporations, Modern Film Effects, Inc., d/b/a Cinema Research Corporation and its wholly-owned subsidiary Digital Research Corporation, which are collectively referred to as CRC.


         Management estimates that it completed more than 250 optical services projects in its last fiscal year, and its client list consists of many of the major studios in Hollywood, including Sony Film's Tri-Star Pictures, Columbia Pictures, Paramount Studios, Universal Studios, and Disney Studios.



         In addition, CRC is conducting initial investigations as to the feasibility of offering high-definition television ("HDTV") production to the marketplace through Electronic Pictures California, Inc., a wholly-owned subsidiary of AIII. CRC has engaged the services of a person, on an at-will employment basis, with prior experience in HDTV in Japan. CRC has no agreements with any manufacturers, distributors, or retailers of HDTV. CRC has no agreements with any customers for the sale or marketing of HDTV. This possible venture is in the preliminary stages and there can be no assurance that the production of HDTV will ever become viable within CRC.


         PRODUCTS AND SERVICES


         CRC's services include both optical and digital services. Its optical services, which encompass all items that can be performed on a 35mm camera printing system, include the following:


         - Photographic creation of titles and credits - The artistic creation of the main or opening titles and end credits, and composting them on film.

         - Correcting optical defects - The correction of defects found on the original film that can be corrected optically.

         - Wire removal - The removal of an object that is not wanted in the viewing frame.

         - Blue screen composites - The process of adding the background scene behind a person or object that has been shot first with a blue screen behind it, or the ability to add a person or object into the scene that was not present in the scene when it was shot.

         - Optical special effects - The creation of special effects by optical cameras.


         CRC's digital services consist of the production of digital special effects, or special effects that are created on a computer system and then transferred to film or videotape. CRC's digital services are provided by digitizing film, creating special effects in the digitized format, and subsequently transferring the digitized images back to film. Digitizing film involves the process of transferring and storing film frame by frame into a computerized storage system. Once this process is complete, the film in this digitized format may be manipulated, corrected, changed, or altered from its original created in film or video. After this process, the digitized images are converted back to film or video.


         SALES AND MARKETING

         CRC believes it can exploit its market share in the optical services industry to promote its digital services. Previously, CRC had marketed its digital services to large scale special effect projects involving significant labor and technological costs. CRC no longer intends to pursue these large scale projects, and instead will only market its digital services at the post-production stage along with its optical services to smaller projects with fewer special effects. The larger projects required CRC to competitively bid for services, which often times produced losses when unexpected costs occurred. These smaller projects are priced by the special effect, thereby allowing CRC to better estimate its costs. While management believes CRC's business strategy may reduce gross revenues attributable to digital services, it believes that it will be better able to control costs.

         CRC's primary marketing method is through David R. Miller's relationships with studios in the industry. Mr. Miller, CRC's vice-president of marketing, has been involved in the industry for over twenty years, and has cultivated relationships with such studios as Tri-Star Pictures and Columbia Pictures. Management estimates that Mr. Miller's contacts have accounted for over 65% of CRC's optical business, with 60% derived solely from business conducted with Tri-Star Pictures and Columbia Pictures. The loss of Mr. Miller for any reason would severely limit CRC's ability to compete in the industry. In September 1998, CRC entered into a six-year employment agreement with Mr. Miller. CRC does not maintain life insurance on Mr. Miller.


         If adequate funding is obtained, CRC intends to update its digital software and film equipment. If CRC is unable to raise sufficient proceeds to fund such upgrades, it will continue to operate with its current equipment. CRC competes in a high technology industry which is characterized by rapid technological changes. Development by others of new or improved products, processes, or technologies may make CRC's equipment obsolete or less competitive. One of AIII's primary functions is to assist its subsidiaries to raise the necessary capital to support such growth, however, there is no assurance that CRC will be able to raise adequate proceeds to fund any updates to its equipment. In addition, even if it is able to update its equipment, there can be no assurance that its new equipment will not be obsolete in the near future. While management believes that its optical services business is based on more established technology, its digital services business is more susceptible to rapid technological change.



         Assuming adequate funding is obtained, CRC intends to market its services through the use of brochures, videos, and personal contact with studios. CRC currently employs three sales persons, including Mr. Miller, and intends to hire one additional sales person in the future. CRC relies on its ability to package both its optical and digital services for its clients. The digital services industry is highly competitive and CRC's ability to compete will depend on its maintaining current technology. There is no assurance that its market position in the optical industry will enable CRC to compete in the digital industry. Currently, CRC has no contracts or commitments with any studios for its services.


         COMPETITION


         CRC competes primarily against two corporations in the optical services industry, Pacific Title/Mirage Studio ("PTM") and Howard Anderson Optical. The Company has entered into an agreement to acquire all of the optical title, special effects and the scan and record operations of PTM. To date, the Company has not closed the transaction. CRC believes it competes for business through quality production, personal relationships with studios, long-standing reputation in the industry, and timely delivery of products. There can be no assurance that CRC will be able to successfully compete in this marketplace.



         CRC is a relatively new entrant in the digital market and is currently competing on the basis of technology. The cost of digital services machinery and computers are extensive and are increasing. Therefore, the ability of CRC to compete in the digital services industry is directly related to its ability to update its technology. CRC competes against a large number of corporations in the digital services industry, many with greater financial resources than CRC. Assuming CRC is able to execute its business strategy, it will begin to focus solely on the post-production, digital special effects market. Although CRC believes there will be fewer participants in this market, the market will be smaller than the current digital market and CRC will be competing for fewer projects. In addition, CRC believes that its market share in the optical industry will allow it to more effectively compete in the post-production, digital special effects market. There can be no assurance that CRC will be able to successfully compete in this marketplace.


         INTELLECTUAL PROPERTY


         CRC has not filed for any patent protection with the United States Government. There is no assurance that employees of CRC, consultants, advisors or others will maintain the confidentiality of its technology, or that its technology will not otherwise become known, or be independently developed, by competitors. Additionally, there is no assurance that CRC's technology does not violate patent protections of other companies. The inability of CRC to utilize its technology or obtain patents may have a material adverse effect on CRC.

         EMPLOYEES


         As of July 15, 1999, CRC employed thirty-five persons on a full-time basis and ten persons on a part-time basis, including management, sales, office, and manufacturing employees of which twenty persons are covered by various industry-wide collective bargaining agreements. A strike, job action, or labor disturbance by the members of any of these organizations may have a material adverse effect on the Company. Management considers relations with its employees to be satisfactory.


         FACILITIES


         In December 1998, CRC consolidated its optical and digital facilities in order to eliminate duplicate administrative costs and reduce personnel. The consolidation was completed and CRC currently operates out of one facility. CRC's consolidated facility is located in Hollywood, California. The facility is 20,000 square feet and is leased for $13,000 per month. The lease on the facility expires on November 30, 1999. CRC had acquired for $50,000 an option on the facility, expiring on July 31, 1999, which allows it to purchase the facility for $1,170,000. CRC is currently in negotiations with its lessor to extend the option, but no definitive agreement has been reached, and CRC continues to occupy the premises pursuant to its lease.



         Management has determined that its current facility is in need of renovations, including interior redecoration and earthquake preparedness repairs. If CRC is required to exercise the option on its facility, it will be required to borrow additional funds. One of AIII's primary functions is to assist its subsidiaries raise the necessary capital to support such transactions, however, there is no assurance that CRC will be able to obtain such funds to complete the renovations or to exercise the option. In addition, if CRC is unable to exercise the option, there is no assurance that it will be able to extend its current lease on a long term basis, or on terms economically favorable to CRC, if at all.



ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL


         The Company is a holding company, which currently has six operating subsidiaries. Har-Whit is a manufacturer and distributor of barbeque pits and a custom sheet metal fabricator. TRE which owns certain undeveloped real estate in Harris, Galveston and Chambers counties in Texas, some of which is held by its wholly-owned subsidiary, Midtowne Properties, Inc. TRE has no operating activities other than acquiring and holding real estate for investment purposes. Brenham has a non-operating royalty interest in a producing gas well. Acqueren which has no separate operations other than its investment in NPI and investments in marketable securities. NPI is a supplier of automotive after-market products and consumer durable goods. CRC and its subsidiary, Digital Research Corporation, is a provider of optical title and credits services and digital special effects for the motion picture industry. UC which, along with Armor, provide spray-on bed liners as well as other related products. All of the acquisitions were accounted for using the purchase method of accounting whereby the purchase price of the acquisition was allocated based upon the fair value of the assets acquired and liabilities assumed. If the purchase price exceeded the net fair market value of the assets acquired, any remaining purchase price was allocated to goodwill.



         The historical financial statements of AIII include the acquisitions of acquired companies (Acqueren and CRC) as of the effective date of the purchase and the results of these companies subsequent to closing, as both the Acqueren and CRC transactions were accounted for under the purchase method of accounting. Accordingly, Acqueren has been included in AIII's results of operations since July 1, 1998, and CRC was included in the results of operations beginning October 1, 1998.



         The Company intends to grow through the acquisition of additional and complimentary businesses and to expand its holdings in its various businesses. The Company expects to face competition for acquisition candidates, which may limit the number of acquisition opportunities and may lead to higher acquisition prices. There can be no assurance that the Company will be able to identify, acquire or manage profitably additional businesses or to integrate any acquired businesses into the Company without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of risks, including possible adverse effects on the Company's operating results, diversion of management's attention, failure to retain key personnel of the acquired business and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. The timing, size and success of the Company's acquisition efforts and the associated capital commitments cannot be readily predicted. The Company currently intends to finance future acquisitions by using shares of its Common Stock and other forms of financing as the consideration to be paid. In the event that the Common Stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to seek other forms of financing in order to maintain its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional equity or debt financing.


         As the Company's business strategy has been to acquire various companies, it has collected excess cash to effect such acquisitions. The Company has invested, at various times, a portion of its excess cash in investment securities. The Company chooses stocks that it believes are undervalued, with the expectation that they will rise in value. There is a risk that the value of these investments will not rise as high as the Company expects, or will fall. The Company only invests in liquid securities, in order to have immediate access to its cash reserves.


RECENT DEVELOPMENTS


         In July 1999, the Company entered into a letter of intent with World Wide Collectibles, Inc., which has subsequently changed its name to World Wide Net, Inc., to purchase all of the outstanding shares of CRC for common stock of WWN. The letter of intent contemplates that the Company will receive a majority of the outstanding shares of WWN common stock, and would continue to operate the combined business. To date, the parties have not entered into a definitive agreement, and there is no assurance that a definitive agreement will be executed.



         In March 1999 (effective January 1999), the Company completed the acquisition of UC. This transaction was accomplished through the issuance of 3,500,000 restricted shares of AIII valued at fair market value of approximately $652,000 plus a finders fee of $45,000 paid in part to a party related to Mr. Dror. UC is a distributor of specialty chemicals to the automotive after-market. Best known for its spray-on bed-liners for truck beds, UC products are marketed under the "TORO LINER" name through a network of independent distributors. Distributors buy equipment, training and chemicals from UC and are granted exclusive territories. In addition, other specialty chemicals, including rustproofing, undercoating, fabric protectants, fuel additives and performance enhancement chemicals related to the automotive after-market are sold through the distributors. The acquisition has been accounted for as a purchase.



         In April, 1999, the Company acquired all of the outstanding shares of Armor. Armor operates a facility in Houston, for the application of spray-on liners for truck beds, undercoating and rust-proofing of vehicles, and wholesale and retail sales of truck accessories. Armor has established commercial applications of the coatings, which are applied for corrosion resistance and noise suppression in diverse uses. Applications include surfaces exposed to corrosive materials in chemical and refining plants, lining the interior of refuse containers (dumpsters), spraying floors and decks, and other applications where a tough surface, resistant to corrosion, moisture and wear is needed. The chemicals are supplied by UC. The Company paid cash in the amount of $132,500 plus approximately $8,000 reimbursement of certain refundable deposits and assumed approximately $91,000 related to certain equipment lease obligations. The acquisition will be accounted for as a purchase.


         In April and May, 1999 the Company sold its investment in Hertz Technology Group, which had been classified as securities available for sale, in a series of transactions. The total proceeds of those sales amounted to $1,272,327, the total cost of the shares was $258,326 and the total realized gain amounted to $1,014,001.


         In March 1999, the Company committed to acquire a minority interest (approximately 20%) in Signal which owns the exclusive license to market handbags and leather accessories bearing the "Guess" trademark. Signal develops, manufactures and markets its products throughout the United States. The investment in Signal was accomplished through the issuance of 10,000,000 restricted shares of common stock of AIII, valued at fair market value of approximately $2,000,000. The shares have been placed in escrow pending the completion of a business valuation of Signal. The shares will be released from escrow upon satisfactory determination of Signal's value; 5,000,000 shares to Hardee Capital Partners and 5,000,000 shares to Elk International, an affiliate of the Company, both of which had claims against the shares of Signal. Should the determination of value of the Signal shares, after valuation of Signal, yield a value less than $2,000,000, the number of shares to be released from escrow will be reduced accordingly; however, no additional shares shall be issuable should the valuation indicate a greater value. To date the valuation of the Signal shares has not been completed.

         In November 1998, Acqueren deposited $100,000 on behalf of TRE as earnest money on a contract with a third party for an option to buy a downtown Houston, Texas, office building. Subsequent to December 31, 1998, TRE realized a profit of $500,000 related to its earnest money contract sold to unrelated third parties.

         RESULTS OF OPERATIONS - CONSOLIDATED  AIII


         YEAR ENDED DECEMBER 31, 1998 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1997. Net loss for the year ended December 31, 1998, was $705,973, as compared to $870,027 for the year ended December 31, 1997. The factors contributing to the decrease in the loss are discussed below:



         The net sales for the year ended December 31, 1998, were $10,213,039 as compared to $2,501,860 for December 31, 1997, such 308% increase being primarily attributable to the inclusion of Acqueren's sales since its acquisition as of July 1, 1998 and CRC's sales since acquisition as of October 1, 1998. NPI, a wholly-owned subsidiary of Acqueren, had sales for the six-month period of $6,211,170. CRC's revenues for the three-month period ended December 31, 1998 were $1,305,422. Har-Whit's sales for the year ended December 31, 1998 were $2,696,447, an eight percent increase over the $2,501,860 reported in the prior year. Brenham reported royalty income of $72,048 in the current year, while no royalties were included in 1997, as Brenham was acquired in late December 1997. The only activity of Acqueren consisted of investments in various trading and available for sale equity securities. TRE and its subsidiary Midtowne Properties Inc. had no sales of properties during the year 1998 and the operating expenses consisted of property tax accruals.



         Cost of sales as a percentage of net sales for the year ended December 31, 1998, was approximately 79.5%, with gross margins of 20.5%, as compared to approximately 65.4% cost of sales and 34.6% gross margins during the year ended December 31, 1997. The change is the result of the inclusion of NPI which sustained gross margins averaging 13.9%. CRC posted margins averaging 34.5% and Har-Whit sustained 28.9% margins in 1998 as compared to 34.6% margins in 1997. The decreased margins at Har-Whit in 1998 are attributable to increased competitive pressures in bidding for fabrication jobs due to the slowing of oil and gas related work.



         Operating expenses for the year ended December 31, 1998, were $3,173,504, as compared to $1,674,172 for 1997. This increase is primarily the result of the acquisition of NPI, which had operating expenses of $504,755 since July 1, 1998; CRC incurred operating expenses of $642,743 between October and December 1998, including certain costs of relocating its digital operations to its optical facility. TRE incurred operating expenses, primarily property taxes, of $115,291. AIII incurred expenses at the corporate level of $892,265, including $150,000 in compensation expense to Mr. Dror. Corporate expenses also included the following unusual expenses: $145,900 of professional fees related to the Company becoming a reporting entity, $55,700 non-cash compensation expense related to shares of stock granted to key employees, $80,100 of travel expenses, much of which related to the acquisition activity of management personnel. Management believes fiscal 1998 was a particularly active year for acquisitions, therefore related expenses were higher than would otherwise have been incurred.



         Other income amounted to $76,203 for the year 1998, including interest income of $45,936, investment income of $129,034, other income of $5,277, and $104,044 of interest expense. This compares to total other expense for 1997 of $61,860 which consisted of interest expense of $63,908 and other income of $2,048. The increased interest expense for 1998 results from the bank debt attributable to acquired companies and the financing cost associated with equipment leases of CRC. Investment income in 1998 was generated through investment in trading and available-for-sale equity securities.


         NET LOSS AND COMPREHENSIVE LOSS

         Consolidated net loss for the year ended December 31, 1998 was $705,973 as compared to the net loss sustained in 1997 of $870,027. Of the 1998 loss, $219,533 was incurred by CRC, $97,791 by TRE, and $1,098,978 by
AIII. NPI realized net income of $394,581, Har-Whit had net income of $13,181, and Brenham had net income of $3,763. Tax benefits of $298,804 offset the consolidated losses. Unrealized losses on available-for-sale investments in equity securities of $18,964 are included as a component of stockholders' equity. Such unrealized investment losses are included as a component of comprehensive loss which totaled $724,937 for the year ended December 31, 1998.

         The prior year loss was attributable to the Har-Whit's operations as no other subsidiaries were owned at that time.

         LIQUIDITY AND CAPITAL RESOURCES - AIII

         Total assets at December 31, 1998, were $17,478,737, as compared to $4,558,081 at December 31, 1997, an increase of 283%. The increase is primarily attributable to AIII's acquisition of Acqueren and CRC.


         Total liabilities at December 31, 1998, were $6,429,997, as compared to $1,069,353 at December 31, 1997, an increase of 501%. The increase is the result of 1998 acquisitions of Acqueren and CRC.



         At December 31, 1998, AIII's current working capital was $1,905,940 as compared to $344,093 at December 31, 1997. Cash flows during 1998 increased the beginning cash balance of $62,991 at December 31, 1997 to $2,149,916 at December 31, 1998.


         Cash flows used by operating activities were $625,576 in 1998 compared to $678,282 in 1997. The cash flows used in the operating activities was primarily the result of net loss from operations of $705,973 offset by non-cash items of $257,126 resulting in net cash flows used in operating activities of $448,847. Accounts receivable, inventory and other current assets decreased by $1,431,007, net of amounts acquired, due primarily to NPI's lower seasonal activity in the fourth quarter. Other assets increased $125,793 primarily due to a deposit for an option to purchase a building in downtown Houston, Texas. Accounts payable and accruals decreased due to the timing of payments of payables. Accrued property taxes increased due to the acquisition of additional land.

         Cash flows provided by investing activities were $471,973 in 1998 compared to $26,262 used in 1997 for capital expenditures. The cash flows provided by investing activities were primarily due to cash received in acquisitions of $1,036,242 from Acqueren. Investments available for sale, net of unrealized losses, increased by $134,848 due to the Company's wish to invest excess funds. Also, CRC and TRE used funds for capital expenditures and the purchase of real estate of $338,231. Net notes receivable of $91,190 were issued during the year including a note to the CEO.

         Cash flows provided by financing activities were $2,240,528 in 1998 compared to $708,276 provided in 1997. This is primarily due to the issuance of stock during 1998 which provided cash flows of $2,377,500 offset by CRC's principal payments on lease obligations, net of amounts acquired, of $137,661.

         To date, the Company has no commitments for any additional financing and there can be no assurance that any such financing will be available or, if it is available, that it will be available on acceptable terms. If adequate funds are not available to satisfy either short or long-term capital requirements, the Company may be required to limit its operations significantly. At December 31, 1998, the Company was in violation of certain financial ratios on its capital leases and has received a waiver for those violations from the lessor.


MEDIA/ENTERTAINMENT SEGMENT:


         RESULTS OF OPERATIONS -- CRC


         For the three months ended December 31, 1998, CRC had net sales of $1,305,422, operating expenses of $642,743 and sustained an operating loss of $192,215.


         For the three months ended December 31, 1998, CRC cost of sales were $854,894 or 65.5% of net sales and margins of $450,528 averaged 34.5%. Operating expenses of $642,743 comprised 49.2% of net sales. Net loss for the period was $219,533.

         LIQUIDITY AND CAPITAL RESOURCES -- CRC

         Total assets of CRC at December 31, 1998, were $4,391,898, total liabilities were $3,319,431, and CRC had negative current working capital of $1,531,235. CRC had $154,502 net cash provided from operations, $42,088 net cash provided by investing activities, and $99,335 net cash provided by financing activities for the three months ended December 31, 1998.

         CRC has arranged a line of credit, guaranteed by the parent, AIII to provide the financing necessary to support its operations and to meet its ongoing cash requirements. Management believes CRC has achieved significant economies and savings by relocating the operations of its digital operations into the building occupied by its optical operations. These changes reduced rent expenditures and eliminated some duplicate functions such as administrative support, equipment costs and supplies. Management believes that the consolidation has resulted in better co-ordination of projects involving both optical and digital work. CRC management identified the need to invest in improvements to the building it is leasing related to the relocation including improvements to comply with the California earthquake code. The Company estimates these costs to be approximately $150,000 and were agreed to in connection with a modification in the lease to extend the term and to obtain an option to buy the building which expired in July 1999.

         CRC is currently in the process of renegotiating such option, although there is no assurance that it will be successful. In connection with CRC's option to acquire its building, it is currently negotiating to obtain $2 million in financing through the city of Los Angeles. Such financing is at favorable interest rates and is to be used to acquire and renovate the building, perform necessary earthquake compliance related improvements, and upgrade computer systems and other production equipment. There is no assurance that such financing will be granted, and if such financing is not granted, CRC will be required to obtain alternative financing. At the present time, CRC has no commitments for such financing, and there is no assurance that it will be able to obtain any other financing at favorable interest rates, if at all.


         In September 1998, CRC borrowed $1,000,000 in the form of a promissory note from a financial institution at the institution's prime interest rate, which matures in May 2000. That borrowing was used to retire bank and other indebtedness which existed prior to the acquisition by AIII. Beginning in February 1999, CRC will make quarterly payments of accrued interest. CRC has (i) an outstanding note payable to a former stockholder of CRC of $196,224, due in monthly payments of $6,325 through September 2003, and (ii) an outstanding note payable to an officer and director of CRC payable on demand of $284,072 at an interest rate of 8% per annum. AIII has committed to funding the operations of CRC until December 31, 1999.


INDUSTRIAL/ COMMERCIAL SEGMENT:

         RESULTS OF OPERATIONS -- NPI

         For the six months ended December 31, 1998 NPI had net sales of $6,211,170, operating expenses of $504,755, and operating income of $359,283. Other expense of $57,598, includes net interest expense of $9,355 and loss on disposition of equipment of $21,994. Net income for the six months ended December 31, 1998 was $301,685.

         LIQUIDITY AND CAPITAL RESOURCES NPI

         NPI has financed its operations to date primarily through advances from its parent company, Acqueren, which had raised equity financing through sales of its equity securities prior to the acquisition of Acqueren by AIII. Total assets of NPI at December 31, 1998, were $2,357,916, total liabilities were $1,477,542 and current working capital of $1,043,135 existed at December 31, 1998.

         NPI and Acqueren had $112,648 combined net cash provided from operations, $480,016 combined net cash provided by investing activities, and $10,626 combined net cash used in financing activities for the six months ended December 31, 1998.

         NPI has an outstanding note payable to a former stockholder of Acqueren of $300,000 at an interest rate of 6% per annum, with a payment of $100,000 due in August 1999 and 2000 and the remainder due in August 2001. The Company is involved in litigation through the suit filed against the former principal stockholder of Acqueren. The substance of that suit related to representations made prior to the acquisition and the outcome of such litigation could reduce the amount payable on the note to such former stockholder; although there is no assurance that the Company will prevail in its litigation.

         RESULTS OF OPERATIONS - HAR-WHIT

         Net sales of Har-Whit for the year ended December 31, 1998 totaled $2,696,447, an increase of eight percent over the $2,501,860 sustained in 1997. Little marketing and advertising has been done to promote sales of barbeque pits as "word of mouth" advertising has been the principal marketing approach.

         For 1998, Har-Whit had cost of sales of $1,918,489 or 71.1% of sales as compared to $1,635,835 or 65.4%
during 1997. Reduced margins result from competitive pressures in fabrication work. In 1998, Har-Whit had operating expenses of $887,832 or 32.9% of sales compared to $1,027,255 or 41.1% of sales for 1997. The reduction of operating expenses is primarily attributable to reduced insurance costs resulting from renegotiations of all insurance policies. Har-Whit also had decreases in its freight and supplies expenses in 1998 compared to 1997. Har-Whit had an operating loss for 1998 of $109,874 as compared to an operating loss of $161,230 for 1997.

         LIQUIDITY AND CAPITAL RESOURCES - HAR-WHIT


         Har-Whit has arranged for a $150,000 line of credit with a financial institution secured by its accounts receivables. The interest rate for the line of credit is 10.50% and matured on March 18, 1999. Minimum monthly payments of accrued unpaid interest began on April 18, 1998. As the borrowing is secured by Har-Whit's accounts receivable, the amount actually available under the line of credit will fluctuate, and based on accounts receivables at December 31, 1998, approximately $50,000 additional borrowing is currently available. Har-Whit has an outstanding note payable to another financial institution of $574,276 at an interest rate of 9.75% per annum due in monthly payments of $7,895 through February 2003 with the remaining amount due in March 2003.



         During 1998 Har-Whit had $170,623 provided by operations, used $146,341 in investing activities, used $23,527 in financing activities and had resulting net cash flows of $755 for the year ended December 31, 1998. This compares to $397,351 used by operations, $26,262 used in investing activities and $404,820 provided by financing activities, resulting in an decrease in cash of $18,793 during 1997.


         RESULTS OF OPERATIONS - CONSOLIDATED AIII

         THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31, 1998. Consolidated net income for the three-month period ended March 31, 1999 was $41,275 as compared to a loss during the three months ended March 31, 1998 of $175,927. The factors contributing to the consolidated net income for the period are discussed below:

         The net sales for the three months ended March 31, 1999, were $4,214,020 as compared to $517,756 for March 31, 1998, such 714% increase being primarily attributable to the inclusion of the sales of NPI, CRC, UC, and TRE. NPI had sales for the three-month period of $1,545,390. CRC revenues for the three month period ended March 31,1999 were $1,157,317 and UC had revenues of $472,866. Har-Whit sales for the three months ended March 31, 1999 were $438,447 as compared to $517,756 for the three months ended March 31, 1998. TRE had sales of $600,000 for the three-month period ended March 31, 1999, while it had no sales activity for the comparable three months of 1998. Brenham reported royalty income of $4,308 in the current quarter compared to $9,686 during the first three months of 1998. The activity of Acqueren during the three months ended March 31, 1999, consisted of investments and trading in various investment and available for sale equity securities; such activity resulting in unrealized investment losses of $42,493. Cost of sales as a percentage of net sales for the three months ended March 31, 1999 was approximately 69.6%,with gross margins of 30.4%, as compared to approximately 70.1% cost of sales and 29.9% gross margins during the three-month period ended March 31, 1998. The change is the result of the inclusion of NPI, which sustained gross margins averaging 16.9% during this quarter. CRC posted margins averaging 20.3% during the three months ended March 31, 1999, while Har-Whit sustained 30.4% margins in 1999 as compared to 29.9% margins in 1998 TRE experienced margin of 83.3% on its sale of real estate rights, as the $100,000 cost associated with the contract constitutes 16.7% of sales.

         Operating expenses for the three months ended March 31, 1999 were $1,191,505 as compared to $332,281 for the three months ended March 31, 1998. This increase is primarily the result of the acquisitions of NPI, which had operating expenses of $238,392 during the current quarter and CRC, which incurred operating expenses of $453,377, including certain costs of relocating the digital operations to the optical facility. UC incurred $81,815 in operating expenses during the three months ended March 31, 1999. TRE incurred operating expenses, primarily property taxes, of $14,899. AIII incurred expenses at the corporate level of $246,029, including $72,604 of legal and professional fees and $25,000 amortization of goodwill.

         Other expense amounted to $46,775 for the three-month period ended March 31, 1999 including interest income of $16,785, Acqueren's unrealized investment losses of $42,493, other income of $66,206, and $87,273 of interest expense. This compares to total other income for the three-month period ended March 31, 1998 of $1,684, which consisted of interest expense of $11,422 and other income of $13,091. The increased interest expense for 1999 results from the bank debt attributable to acquired companies and the financing cost associated with equipment leases of CRC.

         NET INCOME AND COMPREHENSIVE INCOME

         Consolidated net income for the three-month period ended March 31, 1999 was $41,275 as compared to the net loss of $175,927 sustained in the three months ended March 31, 1998. During the three months ended March 31, 1999, TRE had net income of $489,669, NPI posted net income of $23,286, Har-Whit had a net loss of $15,978, CRC posted a loss of $238,582, and Brenham had a net loss of $153. AIII sustained a loss of $246,067 at the corporate level. Acqueren experienced a loss of $37,984. Of the prior year loss, $103,748 was incurred by AIII at the corporate level, with the remainder attributable to the Har-Whit operations during the first three months of 1998.

         Unrealized gains on available for sale investments in equity securities of $968,828 are included as a component of stockholders equity. Such unrealized investment gains are included as a component of comprehensive income, which totaled $1,029,067 for the three-month period ended March 31, 1999. No investment activities gave rise to unrealized gains or losses in the comparable quarter in 1998.

         LIQUIDITY AND CAPITAL RESOURCES - AIII

         Total assets at March 31, 1999, were $19,737,161, as compared to $17,478,737 at December 31, 1998, an increase of 13%. The increase is primarily attributable to increase in the value of trading securities and securities available for sale and the acquisition of UC.

         Total liabilities at March 31, 1999, were $6,559,354, as compared to $6,429,997 at December 31, 1998. The increase is primarily the result of the acquisition of Marald.


         At March 31, 1999, AIII's current working capital was $3,457,238 as compared to $1,905,940 at December 31, 1998. The improvement in working capital is primarily attributable to the increase in value of investments in equity securities. AIII's consolidated cash position at March 31, 1999, was $2,389,014 as compared to $ 2,149,916 at December 31, 1998. Accounts receivable, at March 31, 1999 were $1,298,449 compared to $1,641,469 at December 31 1998. Inventories increased to $1,089,133 at March 31, 1999 as compared to $1,055,091 at December 31, 1998. Investments in trading securities increased to $834,082 at March 31, 1999 from $418,770 at December 31, 1998. and the value of available for sale securities at March 31, 1999 increase to $1,220,625 from the $115,884 value at December 31, 1998.


         For the three months ended March 31, 1999, AIII had $54,322 of net cash provided by operations, $221,623 of net cash used in investing activities, and $406,444 of net cash provided from financing activities. For the three-month-period ended March 31, 1998, the Company used $50,143 in operations, used $44,108 for investing activities, and provided $169,496 through financing activities. The change reflects increased activities of the Company as compared to the first quarter of 1998.

         To date, the Company has no commitment for any additional financing and there can be no assurance that any such financing will be available or, if it is available, that it will be available on acceptable terms. If adequate funds are not available to satisfy either short or long-term capital requirements, the Company may be required to limit its operations significantly.

MEDIA/ENTERTAINMENT SEGMENT:

         RESULTS OF OPERATIONS -- CRC

         For the three months ended March 31, 1999, CRC had net sales of $1,157,317, operating expenses of $453,377 and sustained an operating loss of $218,415. Sales for the period were adversely affected by the relocation during January of the digital operations into the optical facilities. That transition required that operations of both divisions be interrupted during the physical relocation of the production equipment.

         LIQUIDITY AND CAPITAL RESOURCES -- CRC

         Total assets of CRC at March 31, 1999, were $4,483,456, total liabilities were $3,649,572 and CRC had negative current working capital of $977,819. CRC had $127,168 net cash provided from operations, $74,000 net cash used in investing activities, and $48,375 net cash provided by financing activities.

         CRC has arranged a line of credit, guaranteed by the parent, AIII, to provide the financing necessary to support its operations and provide the investment necessary to implement the consolidation of digital operations into the optical facility and to meet the ongoing cash requirements of CRC.

INDUSTRIAL/COMMERCIAL SEGMENT

         RESULTS OF OPERATIONS - NPI

         For the three months ended March 31, 1999 NPI had net sales of $1,545,390, operating expenses were $238,392, and operating income of $22,931. Other income of $355 includes net interest expense of $4,563 and other income of $4,918. Net income for the three months was $23,286.

         LIQUIDITY AND CAPITAL RESOURCES - NPI

         NPI financed its operations during the three months ended March 31, 1999 through internally generated cash flows. For the three months ended March 31, 1999, NPI used $143,171 in operating activities, and used $4,105 in investing activities. Total assets of NPI at March 31, 1999, were $1,775,839, total liabilities were $872,177, and current working capital was $1,063,518.

         RESULTS OF OPERATIONS - HAR-WHIT

         Har-Whit sales for the three months ended March 31, 1999 amounted to $438,447, a decrease of 15.3 % compared to the $517,756 sustained in 1998. The decrease in sales is attributable to increased competitive pressures in bidding for fabrication work due to the downturn in oil and gas related work.

         Har-Whit cost of sales amounted to $305,047, 69.6% of sales. Margins of $133,400 represent 30.4% of sales during the three months ended March 31, 1999. During the three-month period ended March 31, 1998, Har-Whit cost of sales of $363,086 constituted 70.1%, and margins of $154,670 were 29.9% of sales. Operating expenses of $135,517, comprised 30.9% of sales during the three-month period ended March 31, 1999 as compared to $202,669, 39.1%, in the comparable period in 1998. The operating loss of $2,117 for the three months ended March 31, 1999 compares to an operating loss of $47,999 during the three-month period ended March 31, 1998. Interest expense in the three months ended March 31, 1999 of $16,111 compares to $11,422 in the comparable period in 1998.

         RESULTS OF OPERATIONS -- UC

         During the three-month period ended March 31, 1999, UC had sales of $472,866, cost of sales of $322,996, comprising 68.3% of sales, and margins of $149,870 represent 31.7% of sales. Operating expenses of $81,815 were 17.3% of sales. Net income of $67,084 represented 14.2% of sales. UC has launched an enhanced marketing and dealer support program to capture market share and introduce additional products through the dealer network.

         LIQUIDITY AND CAPITAL RESOURCES -UC

         UC has arranged a $75,000 working capital line of credit, with interest at prime, secured by its inventory and accounts receivable and parent guarantee. Increasing sales levels may require additional working capital financing.

         YEAR 2000 COMPLIANCE

         The Year 2000 issue is the result of computer systems that use two digits rather than four to define the applicable year, which may prevent such systems from accurately processing dates ending in the year 2000 and after. This could result in system failures or in miscalculations causing disruption of operations, including, but not limited to, an inability to process transactions, to send and receive electronic data, or to engage in routine business activities and operations.

         Management has spoken to all management personnel at each of its subsidiaries regarding their company's reliance on computer systems. Based upon these discussions, management believes that the Company does not have significant exposure to the Year 2000 issue. The majority of the subsidiaries' operations do not rely on computer operations for conducting the significant parts of its business, and accordingly, the Company does not believe that its products and services involve any material Year 2000 risks. CRC's optical operations do not involve the use of computerized equipment for the material portion of its operations, and its digital equipment has been updated with year 2000 compliant software.


         In the second quarter of 1999, the Company established a formal Year 2000 task force to develop and implement a Year 2000 readiness program. The Company completed the implementation of Year 2000 compliant accounting systems, policies, and procedures throughout all of the subsidiaries. The Business Works Accounting software has been installed at the Company and in all its subsidiaries, and conversion to the new system is complete.

         In addition to reviewing its internal systems, the Company plans to have communications with its significant customers and vendors concerning Year 2000 compliance, including electronic commerce. There can be no assurance that the systems of other companies that interact with the Company will be sufficiently Year 2000 compliant so as to avoid an adverse impact on the Company's operations, financial condition and results of operations.

         The Company does not presently anticipate that the costs to address the Year 2000 issue will have a material adverse effect on the Company's financial condition, results of operations or liquidity due to the aforementioned factors. However, management has not performed a formal estimate of the costs for conversion of systems necessitated by the Year 2000 issue.

         The Company presently anticipates that it will complete its Year 2000 assessment and any necessary remediations by December 31, 1999. However, there can be no assurance that the Company will be successful in implementing its Year 2000 remediation plan according to the anticipated schedule. In addition, the Company may be adversely affected by the inability of other companies whose systems interact with the Company to become Year 2000 compliant and by potential interruptions of utility, communication or transportation systems as a result of Year 2000 issues.

         Although the Company expects its internal systems to be Year 2000 compliant as described above, the Company intends to prepare a contingency plan that will specify what it plans to do if it or important external companies are not Year 2000 compliant in a timely manner. The Company expects to prepare its contingency plan during 1999.

         NEW ACCOUNTING PRONOUNCEMENTS


         Derivative and Hedging Activities - In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not expect adoption of the new standard on January 1, 2001 to affect its financial statements.


ITEM 3. DESCRIPTION OF PROPERTY

         The Company operates Brenham and TRE from its office in Kemah, Texas. In June 1999, the Company entered into a five-year lease agreement for the Company's office in Kemah, Texas at a monthly rental rate of $1,335. See
Item 1. Description of Business: "Business Operations of Har-Whit/Pitt's & Spitt's, Inc.," "Business Operations of Acqueren, Inc." and "Business Operations of Modern Film Effects, Inc.," for a description of properties for Har-Whit, NPI, and CRC. The Company believes its various facilities are adequate to meet current business needs, except as discussed in Item 1, and that its properties are adequately covered by insurance.


         The following table sets forth the properties owned by TRE, including all properties owned by its wholly-owned subsidiary Midtowne Properties, Inc. All properties listed are owned free of any mortgage obligations, however certain properties are subject to property taxes in the amount of approximately $357,000, as designated below, in the aggregate. TRE holds undeveloped commercial properties for sale, although management may pursue, without a vote of shareholders, development opportunities it believes to be economically favorable. At the present time TRE has no plans to develop any of its properties.


                        PROPERTY DESCRIPTION AND LOCATION



286 acres, State Highway 146,               736 acres, Anahuac,
Galveston County, Texas                     Chambers County, Texas

23 acres, North U.S. 59, Houston,           15 acres, North U.S. 59, Houston,
Harris County, Texas                        Harris County, Texas

1 acre, Greens Road, Houston,               43 acres, Airport Blvd., Houston,
Harris County, Texas                        Harris County, Texas ($193,000 of property tax)

17,346 sq. ft., S.E. Corner of South        4,410 sq. ft., N.E. Corner of Fannin
Main St. and Ruth St., Houston, Harris      and Blodgett, Houston, Harris County,
County, Texas ($71,000 property tax)        Texas ($56,000 property tax)

22,248 sq. ft., N.E. Corner Almeda and
Riverside Dr., Houston, Harris County,
Texas ($37,000 of property tax)



ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth, as of August 2, 1999, the number and percentage of outstanding shares of Company Common Stock owned by (i) each person known to the Company to beneficially own more than 5% of its outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all executive officers and directors as a group.




NAME AND ADDRESS OF                                    NUMBER OF SHARES OF COMMON                 PERCENTAGE OF
BENEFICIAL OWNER (1)                                    STOCK BENEFICIALLY OWNED                    OWNERSHIP

Daniel Dror Sr.                                                9,326,000(3)                            7.7%
Elk International Corporation, Ltd.                           25,697,000(2)                           21.2%
William Dartmouth                                                110,000                                *
Marc Fields                                                        --                                   --
Jordan Friedberg                                               1,866,000(4)                            1.6%
Erick Friedman                                                 3,200,000                               2.6%
John W. Stump III                                                220,000(5)                             *
Rebekah Laird-Ruthstrom                                          100,000(6)                             *
All executive officers and directors as a                     14,822,000                               12.2%
group (6 persons)



-----------------


(*)      Indicates ownership of less than one percent.
(1) The business address of each principal stockholder is the same as the address of the Company's principal executive offices except Mr. Fields whose business address is 11601 Highway 32 in Nicholls, Georgia 31554.
(2) The principal of Elk International Corporation, Ltd. is Elkana Faiwuszewicz, Mr. Dror's brother. Mr. Dror has no interest nor has he ever been an officer or director of Elk International Corporation, Ltd.
(3) Includes (a) an option to purchase 2,000,000 shares of Common Stock at an exercise price of $0.12 per share and (b) 7,326,000 shares of Common Stock owned by Daniel Dror II 1976 Trust of which Mr. Dror is trustee.
(4) Includes a five year option, which is exercisable immediately, to purchase 400,000 shares of Common Stock at an exercise price of $0.20 per share.
(5) Consists of (a) an option to purchase 20,000 shares of Common Stock at an exercise price of $0.34 per share; (b) an option to purchase 100,000 shares of Common Stock at an exercise price of $0.02 per share, and (c) an option to purchase 100,000 shares of Common Stock at an exercise price of $0.19 per share.
(6) Includes an option to purchase 45,000 shares of Common Stock at an exercise price of $0.02 per share.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS



         Pursuant to the Company's Certificate of Incorporation and its By-Laws, the members of the Board of Directors serve for one-year terms. The Company's directors and executive officers are:




Name                                                   Age                   Position
Daniel Dror, Senior                                    57             Chairman of the Board, Chief
                                                                      Executive Officer

William Dartmouth                                      49             Director

Jordan Friedberg                                       44             Director

Erick Friedman                                         59             Director

John W. Stump III                                      54             Chief Financial Officer

Rebekah Laird-Ruthstrom                                44             Secretary and Treasurer



         DANIEL DROR has served as chairman of the board and chief executive officer of the Company since September 1997. Since September 1993, Mr. Dror has served as chairman of the board and chief executive officer of Daniel Dror and Company, Inc. an investment and business management company. From April 1994 to November 1996, Mr. Dror served as chairman of the board and chief executive officer of Microtel International, Inc., a public company in the telecommunication business. From 1982 until 1993, Mr. Dror served as chairman of the board and chief executive officer of Kleer-Vu Industries, Inc., a public company.

         WILLIAM DARTMOUTH has served as director of the Company since September 1997 and as a director of Brenham since January 1998. From 1985 until 1990, Mr. Dartmouth was a director of Carricke Communications, a distributor of satellite dishes. In 1989 he was a founder of Kirklees Cable, a cable franchise company which was acquired by International Cable Tel in 1993. In 1990 he was a founder of White Rose Television Ltd., a regional television franchisee. Mr. Dartmouth served as a director of Kleer-Vu Industries, Inc. from 1983 until 1993. Since 1994, Mr. Dartmouth has been a director of Microtel International, Inc., a public company in the telecommunication business.




         JORDAN FRIEDBERG has served as director of the Company since November 1998. Mr. Friedberg has served as chief executive officer and president of CRC since May 1998. From September 1997 until May 1998, Mr. Friedberg served as consultant to CRC. From May 1994 until September 1997, Mr. Friedberg served as the chief financial officer and associate producer of FilmRoos, Inc. Mr. Friedberg earned a Masters of Business Administration from Pepperdine University and a Bachelors of Science from California State University at Northridge.

         ERICK FRIEDMAN has served as director of the Company since May 1998. Since 1989, Mr. Friedman has been employed by Yale University School of
Music as a professor of music. Since 1968, Mr. Friedman has invested in various companies.





     JOHN W. STUMP III has served as chief financial officer of the Company since August 1998. From December 1996 to October 1997, Mr. Stump served as chief executive officer of Changes International. From April 1996 to December 1996, Mr. Stump served as chief operating officer and chief financial officer of Nutrition Resources, Inc. From February 1993 to April 1996, Mr. Stump served as Acquisitions Analyst for Movie Gallery, Inc. Mr. Stump is a Certified Public Accountant and has over twenty years of financial and accounting management experience including public reporting and investor relations.


         REBEKAH LAIRD-RUTHSTROM has served as secretary, treasurer, and executive assistant secretary of the Company since February 1998. Since September 1993, Ms. Laird-Ruthstrom has served as assistant secretary, treasurer, and executive assistant of Daniel Dror and Company, Inc. From July 1994 to April 1997, Ms. Laird- Ruthstrom served as executive assistant of Microtel International, Inc.

ITEM 6.  EXECUTIVE COMPENSATION

         The following tables contain compensation data for the Chief Executive Officer and other named executive officers of the Company for the fiscal year ended December 31, 1998; with respect to this information for Mr. Fields, compensation is reported for the Company's fiscal year (NPI's fiscal year end is June 30):



                                              Annual Compensation             Long Term Compensation
                                             ----------------------         ---------------------------
                                                             Bonus/                         Securities
                                                             Other                          Underlying        All Other
    Name and Principal        Fiscal                         Annual          Stock           Options/          Compen-
         Position              Year          Salary         Compen-         Award(1)            SARs           sation
                                                             sation
Daniel Dror, Sr.(2),           1998          $3,000        $5,750(3)         $23,640(4)       2,000,000(5)       (6)
CEO
                               1997            --              --             --                --                --
Marc Fields,                   1998         $124,000           --             --                --                --
President NPI
                               1997         $127,483           --             --                --                --
                               1996         $117,616           --             --                --                --


---------------
(1)      The issuance of Common Stock was awarded for services rendered.
(2)      Mr. Dror began serving as CEO of the Company in September 1997.
(3) Represents total payments made by the Company for automobile owned by the Company which Mr. Dror utilizes for the fiscal year.

(4) Consists of: (a) 100,000 shares of Common Stock granted in January 1998, and (b) 100,000 shares of Common Stock granted in May 1998, pursuant to an employment agreement.

(5) In May 1998, Mr. Dror was granted an option to purchase 2,000,000 shares of Common Stock at an exercise price of $0.12 per share expiring in May 2001.
(6) In fiscal 1998, the Company made advances to Mr. Dror in the amount of $91,294. In November 1998, Mr. Dror executed a promissory note payable to the Company for $91,294, payable on demand at prime interest rate.


EMPLOYMENT AGREEMENTS

        In May 1998, Mr. Dror entered into a three-year employment agreement with the Company which provided for compensation of 100,000 shares of Common Stock and options to purchase 2,000,000 shares of Common Stock at $0.12 per share expiring in May 2001. In October 1998, Mr. Dror terminated the employment agreement dated May 1998, and entered into a new three-year employment agreement with the Company, which provides for a monthly salary of $1,000. The employment agreement provides for a bonus to be determined by the Board of Directors. The employment agreement may be terminated by the Company, upon death or disability of Mr. Dror, or with cause, which includes, without limitation, gross negligence, the failure to perform essential duties, and the willful engaging in misconduct injurious to the Company.

        In September 1994, Mr. Fields entered into an employment agreement with NPI to serve as president and chief operating officer of NPI on an at-will basis, which provided for an annual salary of $110,000, which was raised to $124,000 in 1998. The employment agreement provides for a bonus of 10% of the amount equal to NPI's operating income, less rent and interest expense, which exceeds $500,000. The employment agreement grants Mr. Fields an option to purchase NPI common stock equal to 5% of NPI's equity at an exercise price of 5% of the total shareholder's equity, if NPI conducts an initial public offering of its common stock during Mr. Field's employment. The employment agreement provides for a disability insurance policy as well as a life insurance policy in the name of Mr. Fields' spouse in the amount of approximately three times Mr. Fields salary. The employment agreement provides that upon termination NPI has the option to have Mr. Fields sign a one-year non-compete agreement in exchange for one year's base salary.

        In September 1998, Mr. Jordan Friedberg entered into a five-year employment agreement with Modern Film Effects and Digital Research Corporation collectively, which provides that Mr. Friedberg serve as chief executive officer and president to the companies at an annual salary of $65,000 for the initial year to be increased annually thereafter at a rate of 10% per annum. The agreement provides for reimbursement for an automobile lease with lease payments not to exceed $1,000 per month. The employment agreement may be terminated only upon the permanent disability of Mr. Friedberg or with cause.




        In April 1999, Mr. Stump entered into a three-year employment agreement with the Company, which provides for a monthly salary of $8,500. The employment agreement provides for a bonus to be determined by the Board of Directors. The employment agreement may be terminated by the Company, upon death or disability of Mr. Stump, or with cause, which includes, without limitation, gross negligence, the failure to perform essential duties, and the willful engaging in misconduct injurious to the Company.

        In March 1999, Juan Carlos Martinez, president of UC, entered into a two-year employment agreement with the Company, which provides for a monthly salary of $7,500. The employment agreement provides for a bonus to be determined by the Board of Directors. The employment agreement may be terminated by the Company, upon death or disability of Mr. Martinez, or with cause, which includes, without limitation, gross negligence, the failure to perform essential duties, and the willful engaging in misconduct injurious to the Company.


        In September 1998, David R. Miller entered into a six-year employment agreement with Modern Film Effects, Inc. and Digital Research Corporation collectively, which provides that Mr. Miller serve as a consultant to the companies for the initial year at a monthly salary of $6,000 and subsequently to serve as an employee for the remaining five years at a to be determined salary. The employment agreement provides for reimbursement for an automobile lease with lease payments not to exceed $1,200 per month. The employment agreement may be terminated only upon the permanent disability of Mr. Miller or with cause.



        The Company or its subsidiaries do not maintain life insurance on any of its directors or employees. The directors serve without cash compensation, but can be granted stock as discussed in "Certain Relationships and Transactions."

STOCK OPTIONS AND WARRANTS

        The following table provides information on the warrants and options granted to the indicated officer and director during the fiscal year ended December 31, 1998:


                                INDIVIDUAL GRANTS


        NAME                 SHARES UNDERLYING         PERCENT OF TOTAL GRANTS         EXERCISE          EXPIRATION
                              OPTIONS GRANTED                TO EMPLOYEES               PRICE               DATE
Daniel Dror, Sr.(1)            2,000,000(1)                      99%                    $0.12              5/14/01
Marc Fields(1)                      --                            --                      --                 --



--------------
(1) As of December 31, 1998, options to purchase 7,720,000 additional shares of Common Stock were outstanding at prices between $0.02 and $0.34 per share, which expire no later than December 2002.


                   AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1998
                               AND YEAR-END OPTION VALUES


                          SHARES                          NUMBER OF SECURITIES                      VALUE OF
NAME                     ACQUIRED       VALUE            UNDERLYING UNEXERCISED                    UNEXERCISED
                            ON         REALIZED                 OPTIONS                           IN-THE-MONEY
                         EXERCISE                                                                  OPTIONS(1)
                                                     EXERCISABLE     UNEXERCISABLE      EXERCISABLE       UNEXERCISABLE
Daniel Dror, Sr.            --            --          2,000,000            --            $260,000             $ -0-
Marc Fields                 --            --             --                --               --                  --


---------------
(1) Computed based on the differences between the fair market value on December 31, 1998 and aggregate exercise prices.




ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In January 1998, Mr. Dror was issued 100,000 shares of Common Stock in exchange for services rendered. In May 1998, Mr. Dror was granted 100,000 shares of Common Stock, pursuant to an employment agreement. In May 1998, Mr. Dror was issued an option to purchase 2,000,000 shares of Common Stock at an exercise price of $0.12 per share, which expires in May 2001, pursuant to an employment agreement. During fiscal year 1998, the Company advanced Mr. Dror a total of $74,404, and in November 1998 Mr. Dror executed a promissory note payable to the Company in the amount of $74,404 payable on demand at prime interest rate. In September 1997, Elk International Corporation, Ltd., which is controlled by Mr. Dror's brother, was issued an option to purchase 2,000,000 shares of Common Stock at a purchase price of $0.02 per share, which was exercised in June 1998. In September 1997, Elk International Corporation, Ltd., which is controlled by Mr. Dror's brother, was issued 5,000,000 shares of Common Stock at a purchase price of $0.03 per share. In May 1998, Elk International Corporation, Ltd., which is controlled by Mr. Dror's brother, was issued 3,500,000 shares of Common Stock for an aggregate purchase price of $300,000. In December 1998, Daniel Dror II was employed by the Company at a monthly salary of $750. In November 1998, Mr. Dror purchased GCA, Inc., a Texas corporation from the Company for $100. GCA, Inc. was purchased by the Company in December 1997 from a former director of the Company for 6,000,000 shares of Common Stock. Prior to Mr. Dror's acquisition of GCA, Inc., and as of November 1998, all assets of GCA, Inc. had been transferred to TRE and GCA, Inc. was not in good standing with the State of Texas. See "Item 1. Description of Business -- General" for further discussion.

     In September 1998, Mr. Friedberg was issued an option to purchase 400,000 shares of Common Stock at an exercise price of $0.20 per share, which expires in September 2003. See "Item 1. Description of Business -- General" for further discussion.

         In September 1997, Mr. Hartis, a director of the Company at that time, was issued an option to purchase 500,000 shares of Common Stock at an exercise price of $0.02 per share, which expires in December 2002. In January 1998, Mr. Hartis was issued 100,000 shares of Common Stock in exchange for management services rendered. Based upon the market value of the restricted Common Stock ($.05 per share), $5,000 of compensation expense was recorded. In May 1998, Mr. Hartis was issued 250,000 shares of Common Stock at an aggregate purchase price of $25,000. As of November 9, 1998, the Company had not received payment. See "Item 1. Description of Business -- General" for further discussion.

         In September 1997, Mr. Whitworth, a director of the Company at that time, was issued an option to purchase 500,000 shares of Common Stock at an exercise price of $0.02 per share, which expires in December 2002. In January 1998, Mr. Whitworth was issued 100,000 shares of Common Stock in exchange for management services rendered. Based upon the market value of the restricted Common Stock ($.05 per share), $5,000 of compensation expense was recorded. In May 1998, Mr. Whitworth was issued 250,000 shares of Common Stock at an aggregate purchase price of $25,000. As of November 9, 1998, the Company had not received payment. See "Item 1. Description of Business -- General" for further discussion.

         In January 1998, Mr. Talan, a director of the Company at that time, was issued 100,000 shares of Common Stock in exchange for services rendered. In March 1999, Mr. Talan purchased 2,500,000 shares of Common Stock from the Company at an aggregate purchase price of $250,000.

         In January 1998, Mr. Dartmouth was issued 100,000 shares of Common Stock in exchange for services rendered.

         In May 1998, Ms. Laird-Ruthstrom was issued 50,000 shares of Common Stock in exchange for services rendered. In January 1999, Ms. Laird-Ruthstrom was issued an option to purchase 45,000 shares of Common Stock at an exercise price of $0.02 per share for services rendered.




         In January 1999, the Company issued Mr. Stump an option to purchase 100,000 shares of Common Stock at an exercise price of $0.02 per share and in March 1999, the Company issued an option to purchase 100,000 shares of Common Stock at an exercise price of $0.19 per share for services rendered.

         In May 1998, the Company entered into a one-year renewable lease agreement with a corporation affiliated with Mr. Dror, for the Company's office in Kemah, Texas at a monthly rental rate of $750. The Company did not renew the lease.

         In May 1998, the Company entered into a one-year renewable lease agreement with Elk International Corporation, Ltd., which is controlled by Mr. Dror's brother, for Mr. Dror's home office in Houston, Texas at a monthly rental rate of $800. The Company has renewed the lease.

     In March 1999, the Company purchased Marald, Inc. in exchange for 3,500,000 shares of Common Stock, and a finders fee of $45,000 paid in part to a party related to Mr. Dror. In addition, under the terms of the acquisition agreement, the Company has agreed to provide chemicals at a discount to Toro Spray-On Liners, Inc. an entity partially owned by the above related party.


         The Company obtains approval from its entire Board of Directors prior to any acquisitions. If any transactions are executed or contemplated with a related party or affiliate of the Company, such relationship is disclosed prior to a vote of the Board of Directors. Prior to entering into any real estate transaction with affiliated parties, the Company obtains appraisals from MAI Appraisers for Board of Director consideration. The Company believes that the terms of each transaction made with related parties or affiliates are as fair as those obtainable from independent third parties. As of April 1999, any advances or loans made by the Company to any related parties or affiliates will be made at an interest rate no lower than the current prime rate plus 2%.

ITEM 8.  DESCRIPTION OF SECURITIES

         COMMON STOCK


         The Company is authorized to issue up to 200,000,000 shares of Common Stock, of which 118,059,522 shares are issued and outstanding as of March 31, 1999 and 7,720,000 shares are reserved for issuance pursuant to the exercise of outstanding options.





         The holders of shares of Common Stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of Common Stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities. Holders of Common Stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of Common Stock have no preemptive or other rights to subscribe for shares. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor.

         PREFERRED STOCK

         The Company is authorized to issue up to 10,000,000 shares of Preferred Stock, $.001 par value per share of which none are presently outstanding. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions. The Company has no present plans for the issuance of Preferred Stock. The issuance of Preferred Stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock.

                                  PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

        The Company's Common Stock trades under the symbol "EDII" on the OTC Electronic Bulletin Board. The market for the Common Stock on the OTC Electronic Bulletin Board is limited, sporadic and highly volatile. The following table sets forth the high and low bid prices per share of the Common Stock for the last two fiscal years as reported by the OTC Electronic Bulletin Board. These prices reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.



                                                     HIGH      LOW
                  FISCAL 1997
First Quarter                                      1.3636      .5545
Second Quarter                                      .7955      .0455
Third Quarter                                       .1364      .0273
Fourth Quarter                                      .1455      .0727

                  FISCAL 1998

First Quarter                                       .2091      .0909
Second Quarter                                      .6364      .1091
Third Quarter                                       .4818      .20
Fourth Quarter                                      .27        .16

                  FISCAL 1999

First Quarter                                       .33        .18
Second Quarter                                      .34        .19




         On August 10, 1999, the last bid price of the Common Stock as reported by the OTC Electronic Bulletin Board was $0.145. The Company believes that as of August 12, 1999, there were approximately 221 record owners of its Common Stock.


         It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payment of cash dividends in the future will be dependent upon the amount of funds legally available therefor, the Company's earnings, financial condition, capital requirements and other factors that the Board of Directors may deem relevant. The Company does not anticipate paying any cash dividends in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS

         On December 10, 1998, the Company filed an Original Petition and Request for Temporary Injunction for breach of contract and common law and stock fraud in connection with the Company's acquisition of Acqueren, Inc. against TDA Industries, Inc. and Fred Friedman in the 56th Judicial District Court of Galveston, Texas. The Company has claimed the defendants misrepresented the amount of equity in Acqueren as represented in the acquisition agreement. The Company is seeking actual damages in the amount of not less than $1,100,000, in addition to further relief which it may be entitled to. At the present time, it is too early to determine the outcome of the case.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         RECENT SALES OF UNREGISTERED SECURITIES

         Current management gained control of the Company in October 1997. Management believes that all prior issuances of Common Stock aggregating 7,028,060 for a total purchase price of $178,456 were made in reliance on
Section 4(2) of the Act.


         The following information sets forth certain information, as of May 13, 1999, for all securities the Company sold since the Company began current operations in September 1996, without registration under the Act. There were no underwriters in any of these transactions, nor were any sales commissions paid thereon.


         SECURITIES ISSUED FOR CASH


(1) In September 1997, the Company issued 500,000 shares of Common Stock to a current director of the Company at a purchase price of $0.10 per share. In September 1997 and May 1998, the Company issued 5,000,000 shares of Common Stock at a purchase price of $0.03 per share and 3,500,000 shares of Common Stock at an aggregate purchase price of $300,000 ($0.086 per share) to the brother of the CEO of the Company.


(2) In December 1997, the Company issued 200,000 shares of Common Stock in exchange for shares of another corporation valued at $40,000. In August 1998, the Company returned such shares to their previous owner for $40,000 cash.


(3) In May 1998, the Company issued 1,500,000 shares of Common Stock to directors and to a party associated with the Company at a purchase price of $0.10 per share. As of December 31, 1998, the Company had not received the purchase price for 500,000 of these shares.


         The Company believes transactions in (1) through (3) were exempt from registration pursuant to Section 4(2) of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions. All recipients either received adequate information about the Company or had access, through employment or other relationships, to such information. In addition, the purchasers described above were "accredited investors" (as that term is defined in Rule 501(a)(3) promulgated under the Act).


(4) In October 1997, the Company issued 250,000 shares of Common Stock to two accredited investors at a purchase price of $0.10 per share. In February 1998, the Company issued 50,000 shares of Common Stock to an accredited investor at a purchase price of $0.20 per share. In May 1998, the Company issued 100,000 shares of Common Stock to one accredited investor at a purchase price of $0.25 per share. In June 1998, the Company issued 110,000 shares of Common Stock to one accredited investor at a purchase price of $0.35 per share. In June 1998, the Company agreed to issue 4,500,000 shares of Common Stock to one accredited investor at an aggregate purchase price of $1,000,000 of which 2,000,000 shares had been paid for as of December 31, 1998, and of which $350,000 was still to be paid to the Company. Subsequent to year end, the subscription right was canceled and accordingly, the amount was eliminated against the related equity balance. In June 1998, the Company issued 500,000 shares of Common Stock to one accredited investor at a purchase price of $0.40 per share. In June 1998, the Company agreed to issue 1,000,000 shares of Common Stock to one accredited investor at a purchase price of $0.15 per share. The Company received the purchase price of $150,000 subsequent to year end.

         The Company believes the transactions in (4) were exempt from registration pursuant to Section 4(2) and Regulation D of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions. All recipients either received adequate information about the Company or had access to such information. In addition, the purchasers described above were "accredited investors" (as that term is defined in Rule 501(a)(3) promulgated under the Act).

(5) From January 1998 to February 1998, the Company issued 5,000,000 shares of Common Stock to one accredited investor at an aggregate purchase price of $500,000 ($0.10 per share). From February 1998 to April 1998, the Company issued 1,400,000 shares of Common Stock to one accredited investor at an aggregate purchase price of $200,000 ($0.143 per share). From May 1998 to June 1998, the Company issued 1,500,000 shares of Common Stock to one accredited investor at an aggregate purchase price of $300,000 ($0.20 per share).

         The Company believes the transactions in (5) were exempt from registration pursuant to Rule 504 of Regulation D of the Act.

         SECURITIES ISSUED FOR SERVICES RENDERED


(6) In July 1996, the Company issued 550,000 shares of Common Stock to former directors for management advisory services rendered. The value of these shares were deemed to be immaterial by prior management. In October 1996, the Company issued 10,000 shares of Common Stock to a former officer for management services rendered. The value of these shares were deemed to be immaterial by prior management. In September 1996, the Company issued 10,000 shares of Common Stock to an employee for receptionist services rendered.



(7) The value of these shares were deemed to be immaterial by prior management. In December 1997, the Company issued 1,400,000 shares of restricted common stock to a consulting firm for strategic planning assistance rendered to the Company. Such shares were valued at the market price of $.05 per share resulting in a $70,000 charge to general and administrative expense in 1997. In May 1997, the Company issued 40,000 shares of Common Stock to an advertising consultant for services rendered. The value of these shares were deemed to be immaterial by prior management.



    (8) In September 1997, the Company issued options to purchase 3,300,000 shares of Common Stock at an exercise price of $0.02 per share to current and former directors of the Company and to a party related to a director of the Company. In addition, 600,000 options to purchase shares were issued in September 1997 to a former officer and director. In October 1998, options to purchase 500,000 of these options were repurchased by the Company for $20,000. The remaining options to purchase 100,000 shares were transferred to an unrelated party who exercised these options in August 1998. In June 1998, options to purchase 2,000,000 shares of Common Stock were exercised by the brother of the CEO of the Company.



(9) In October 1997, the Company issued 100,000 shares of Common Stock to a consultant of the Company for management advisory services rendered. Such shares were valued at the market value of $.05 per share. Accordingly, a $5,000 compensation expense was recorded. In October 1997, the Company issued six options each to purchase 200,000 shares of Common Stock to a party pursuant to a finders fee agreement in connection with equity raising transactions at exercise prices of $0.02, $0.04, $0.06, $0.08, $0.10, and $0.20 per share. In February
         1998, the options to purchase 200,000 shares of Common Stock at $0.02 and $0.04 were exercised, and as of December 1998 all remaining options were canceled.



(10) In January 1998, the Company issued 610,000 shares of Common Stock to officers, directors, and employees for management advisory services rendered. These shares were valued at the market value of $.05 per share resulting in a $30,500 compensation expense.



(11) In January 1998, the Company issued 100,000 shares of Common Stock to a former employee in exchange for the surrender of a previously issued option to purchase 100,000 shares of Common Stock at an exercise price of $0.02 per share. The issuance was recorded as $5,000 of compensation expense ($.05 per share). In January 1998, the Company issued 100,000 shares of Common Stock to a former director as part of a severance payment. This issuance was recorded as $5,000 compensation expense ($.05 per share).


(12) In May 1998, the Company issued 190,000 shares of Common Stock to key employees of one of its subsidiaries, to an officer of the Company, and to a director of the Company for management advisory services rendered. The issuance of such shares was recorded at the market value ($.08 per share) at the date of grant as $15,200 of compensation expense. In May 1998, the Company issued an option to purchase 2,000,000 shares of Common Stock to the CEO of the Company at an exercise price of $0.12 per share.

(13) In May 1998, the Company issued an option to purchase 4,000,000 of Common Stock to a party in connection with an exempt offering at an exercise price of $0.25 per share.

(14) In August 1998, the Company issued an option to purchase 20,000 shares of Common Stock at an exercise price of $0.34 per share to an officer of the Company as part of an employment agreement.

(15) In January 1999, the Company issued an option to purchase 160,000 shares of Common Stock at an exercise price of $0.02 per share for services rendered, and in March 1999 the Company issued an option to purchase 100,000 shares of Common Stock at an exercise price of $0.19 per share to an officer for services rendered.

(16) In June 1999, the Company issued 10,000 shares of Common Stock to the child of a former director, as a gift.


         The Company believes transactions in (6) through (16) were exempt from registration pursuant to Section 4(2) of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions. All recipients either received adequate information about the Company or had access, through employment or other relationships, to such information.


         SECURITIES ISSUED IN ACQUISITIONS

         See Item 1 "Description of Business" for detailed discussion of these transactions and related values and values per share.

(17) In October 1996, the Company issued 2,527,000 of Common Stock, one-half of which was issued to current directors of the Company, in exchange for the outstanding shares of Pitt's & Spitt's, Inc. and Har-Whit, Inc.


(18) In December 1997, the Company issued 22,000,000 shares of Common Stock in exchange for the outstanding shares of Brenham Oil & Gas, Inc., Texas Real Estate Enterprises, Inc., and GCA, Inc. to the Daniel
         Dror II 1976 Trust, Elk International Corporation, Ltd., and a former director of the Company. In May 1998, the Company on behalf of one of its subsidiaries issued 8,000,000 shares of Common Stock to Daniel Dror & Company, Inc. in exchange for a piece of property. In June 1998 and in December 1998, the Company on behalf of one of its subsidiaries issued a total of 2,100,000 shares of Common Stock to party associated with the Company and to the Daniel Dror II 1976 Trust in exchange for the outstanding shares of Midtowne Properties, Inc.



(19) Effective July 1, the Company entered into a purchase agreement to acquire Acqueren Inc. which provided for the issuance of 6,750,000 shares of Common Stock to the two primary shareholders of Acqueren, Inc, and provided for the remaining shareholders of Acqueren, Inc. to receive approximately 25.02 shares of common stock for each share of Acqueren, Inc. common stock exchanged for a total of 26,750,000 shares of AIII Common Stock. As of December 31, 1998, the Company had exchanged approximately 19,577,000 shares of Common Stock pursuant to the purchase agreement with the remaining shares held by the Company until the Acqueren shares are exchanged.



(20) In September 1998, the Company issued 6,300,000 shares of Common Stock, and an option to purchase 400,000 shares of Common Stock at an exercise price of $0.20 per share to a current director in exchange for the outstanding shares of Modern Film Effects, Inc., Digital Research Corporation, and Electronic Pictures California, Inc.




(21) In January 1999, the Company purchased all of the capital stock of Marald, Inc., doing business as Unlimited Coatings, in exchange for 3,500,000 restricted shares of Common Stock of AIII valued at fair market value of approximately $652,000 at $.19 per share plus a finders fee of $45,000 paid in part to a party related to Mr. Dror.


(22) In March 1999, the Company committed to acquire a minority interest (approximately 20%) in Signal Products, Inc. (Signal), a California corporation, which owns the exclusive license to market handbags and leather accessories bearing the "Guess" trademark. Signal develops, manufactures and markets its products throughout the United States. The investment in Signal was accomplished through the issuance of 10,000,000 restricted shares of common stock of AIII, valued at fair market value of approximately $2,000,000. The shares are placed in escrow pending the completion of a business valuation of Signal. The shares will be released from escrow upon satisfactory determination of Signal's value; 5,000,000 shares to Hardee Capital Partners and 5,000,000 shares to Elk International, a related party, both of which had claims against the shares of Signal.


         The Company believes transactions in (17) through (22) were exempt from registration pursuant to Section 4(2) of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The recipients in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions. In addition, the recipients described above were "accredited investors" (as that term is defined in Rule 501(a)(3) promulgated under the Act).

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.7502 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any such amounts if it is later determined that such person was not entitled to be indemnified by the Company. In addition, the Company's Certificate of Incorporation and Bylaws provide for indemnification of all directors, officers, and control persons.

         Insofar as indemnification by the Company for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to provisions of the Certificate of Incorporation and Bylaws, or otherwise, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                    PART F/S



         The Company is incorporating by reference the Company's financial statements for the year ending December 31, 1998 included in its annual report filed for the fiscal year ending December 31, 1998 (SEC File No. 000-25223), and its financial statements for the quarter ending March 31, 1999 included in its quarterly report filed for the fiscal quarter ending March 31, 1999 (SEC File No. 000-25223).

                                    PART III

ITEM 1.   EXHIBITS

         The following exhibits are to be filed as part of the Registration
Statement:




        EXHIBIT NO.     IDENTIFICATION OF EXHIBIT
         3(i)(1)        Certificate of Incorporation of the Company, and Amendments thereto.
         3(ii)(1)       Amended and Restated By-laws of the Company
         4.1(1)         Common Stock Certificate, American International Industries, Inc.
         4.2(1)         Common Stock Certificate, Acqueren, Inc.
         4.3(1)         Common Stock Certificate, Har-Whit/Pitt's & Spitt's, Inc.
         10.1(1)        Daniel Dror, Sr. Employment Agreement dated May 14, 1998
         10.2(1)        Daniel Dror, Sr. Employment Agreement dated October 16, 1998
         10.3(1)        Raymond C. Hartis Employment Agreement
         10.4(1)        D. Wayne Whitworth Employment Agreement
         10.5(1)        Marc Fields Employment Agreement
         10.6(1)        Jordan Friedberg Employment Agreement
         10.7(2)        Shabang!  Merchant Service Agreement
         10.8(3)        American International Industries, Inc. Lease
         10.9(2)        Brenham Oil and Gas, Inc. Royalty Interest
         10.10(2)       Brenham Oil and Gas Interest Lease
         10.11(2)       Modern Film Effects, Inc. Lease
         10.12(2)       Northeastern Plastics, Inc. Lease
         21.1(2)        List of Subsidiaries
         27(3)          Financial Data Schedule


--------------------

(1)      Filed previously on registration statement Form 10-SB SEC File
         No. 000-25223.
(2) Filed previously on the Company's annual report for the fiscal year ended December 31, 1998 on Form 10-KSB SEC File No.
         000-25223.
(3)      Filed herewith.

ITEM 2.  DESCRIPTION OF EXHIBITS


                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     AMERICAN INTERNATIONAL INDUSTRIES, INC.


Dated: August 13, 1999               By:/s/ Daniel Dror, Sr.
                                     ------------------------------------------
                                     DANIEL DROR, SR., Chief Executive Officer







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